UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 10, 2022

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position as of December 31, 2021 and 2020 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As described in Note 3 and Note 42, pursuant to the resolution of shareholders’ meeting held on October 12, 2021, the SK Telecom Co., Ltd. completed the spin-off of certain businesses on November 1, 2021. The spin-off company will engage in managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments and the surviving company will continue to engage in the remaining businesses of SK Telecom Co., Ltd. and certain subsidiaries, primarily cellular and fixed-line telecommunications businesses. The spin-off businesses are presented as discontinued operations, and the comparative consolidated statements of income and comprehensive income have been re-presented to show the discontinued operations separately from continuing operations.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Revenue Recognition

As described in note 3 (23) and 4 (2) of the consolidated financial statements, the Group’s revenue from cellular services is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue from wireless service amounted to ~~W~~10,100,368 million in 2021. It is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Group’s wireless service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Group’s revenue recognition process, including information technology (IT) systems used for the purposes of revenue recognition. Specifically, we assessed the IT system environment for data records, rating and billing systems, which aggregate data used for revenue recognition for voice usage, text and mobile data services, generate customer bills and support measurement of revenue.

•	Comparing a sample of revenue transactions to supporting evidence, such as customer billing statements, rating system information, subscriber contracts, and cash received, where applicable.

•

Inspecting major contracts with subscribers to assess the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

2.	Evaluation of goodwill impairment for the fixed-line telecommunication services cash generating unit

As described in notes 3 (12) and 16 of the consolidated financial statements, the Group performs impairment test for goodwill at least annually or when there is an indication of possible impairment by comparing the recoverable amount and the carrying amount of a cash generating unit (“CGU”) to which goodwill is allocated. In the Group’s impairment test as of December 31, 2021, the Group does not expect the total carrying amount of the CGU will exceed the value in use (“VIU”) due to reasonably possible changes in certain assumptions. The amount of goodwill that is allocated to the fixed-line telecommunication services CGU is ~~W~~764,082 million as of December 31, 2021.

In carrying out the impairment assessment of goodwill, management determined the recoverable amount based on the value in use (“VIU”). Determining the VIU of the fixed-line telecommunication services CGU involves significant judgments in estimating the expected future cash flows including the estimates of future operating revenue, perpetual growth rate and discount rate. We have identified the evaluation of goodwill impairment in the fixed-line telecommunication services CGU as a key audit matter due to the uncertainty of and the significance of the impact of assumptions applied in determining the recoverable amount.

The primary procedures we performed to address this key audit matter included:

•

Involving our internal valuation professionals to assist us in evaluating estimated future operating revenue and perpetual growth rate by comparison with industry reports as well as historical performance and evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data for comparable entities.

•

Performing sensitivity analysis for both the discount rate and the perpetual growth rate applied to the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

•

Evaluating estimated operating revenue by comparison with the financial budgets approved by the Group and comparing the cash flow forecasts prepared in prior year with the actual results to assess the Group’s ability to accurately forecast.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2022

This report is effective as of March 10, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020, AND

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The accompanying consolidated financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	35,36	~~W~~	872,731	1,369,653
Short-term financial instruments	5,35,36		508,677	1,426,952
Short-term investment securities	10,35,36		5,010	150,392
Accounts receivable - trade, net	6,35,36,37		1,913,511	2,188,893
Short-term loans, net	6,35,36,37		70,817	97,464
Accounts receivable - other, net	6,35,36,37,38		548,362	979,044
Contract assets	8,36		76,698	100,606
Prepaid expenses	7		1,987,503	2,128,349
Prepaid income taxes	32		77	1,984
Derivative financial assets	22,35,36,39		30,110	8,704
Inventories, net	9		204,637	171,443
Non-current assets held for sale	41		8,734	—
Advanced payments and others	6,35,36		125,798	151,602

			6,352,665	8,775,086

Non-Current Assets:
Long-term financial instruments	5,35,36		375	893
Long-term investment securities	10,35,36		1,715,078	1,648,837
Investments in associates and joint ventures	12		2,197,351	14,354,113
Investment property, net	14		23,034	—
Property and equipment, net	13,15,37,38		12,871,259	13,377,077
Goodwill	11,16		2,072,493	3,357,524
Intangible assets, net	17		3,869,769	4,436,194
Long-term contract assets	8,36		41,580	47,675
Long-term loans, net	6,35,36,37		21,979	40,233
Long-term accounts receivable - other	6,35,36,37,38		275,238	332,803
Long-term prepaid expenses	7		1,069,148	1,063,711
Guarantee deposits	6,35,36,37		186,713	172,474
Long-term derivative financial assets	22,35,36,39		187,484	155,991
Deferred tax assets	32		128	105,088
Defined benefit assets	21		18,427	3,557
Other non-current assets	6,35,36		8,556	35,701

			24,558,612	39,131,871

Total Assets		~~W~~	30,911,277	47,906,957

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable - trade	35,36,37	~~W~~	190,559	372,909
Accounts payable - other	35,36,37		2,071,870	2,484,466
Withholdings	35,36,37		790,489	1,410,239
Contract liabilities	8		166,436	229,892
Accrued expenses	35,36		1,295,404	1,554,889
Income tax payable	32		192,221	219,766
Derivative financial liabilities	22,35,36,39		52	77
Provisions	20,40		61,656	69,363
Short-term borrowings	18,35,36,39		12,998	109,998
Current installments of long-term debt, net	18,35,36,39		1,430,324	939,237
Current installments of long-term payables - other	19,35,36,39		398,823	424,600
Lease liabilities	35,36,37,39		349,568	359,936
Other current liabilities			35	2,595

			6,960,435	8,177,967

Non-Current Liabilities:
Debentures, excluding current installments, net	18,35,36,39		7,037,424	7,690,169
Long-term borrowings, excluding current installments, net	18,35,36,39		353,122	1,979,261
Long-term payables – other	19,35,36,39		1,611,010	1,142,354
Long-term lease liabilities	35,36,37,39		1,184,714	1,076,841
Long-term contract liabilities	8		36,531	30,704
Defined benefit liabilities	21		13,157	154,944
Long-term derivative financial liabilities	22,35,36,39		321,084	375,083
Long-term provisions	20		65,339	81,514
Deferred tax liabilities	32		941,301	2,709,075
Other non-current liabilities	35,36,37		52,022	92,802

			11,615,704	15,332,747

Total Liabilities			18,576,139	23,510,714

Shareholders’ Equity:
Share capital	1,23		30,493	44,639
Capital surplus and others	11,23,24,25,26		(11,623,726)	677,203
Retained earnings	27		22,437,341	22,981,913
Reserves	28		735,238	40,139
Equity attributable to owners of the Parent Company			11,579,346	23,743,894
Non-controlling interests			755,792	652,349

Total Shareholders’ Equity			12,335,138	24,396,243

Total Liabilities and Shareholders’ Equity		~~W~~	30,911,277	47,906,957

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Continuing operations
Operating revenue:	4,37
Revenue		~~W~~	16,748,585	16,087,747

Operating expenses:	37
Labor			2,300,754	2,108,496
Commissions	7		5,426,114	5,103,012
Depreciation and amortization	4		3,672,555	3,664,665
Network interconnection			749,599	770,712
Leased lines			310,141	293,960
Advertising			233,401	272,091
Rent			140,418	171,179
Cost of goods sold			1,167,417	1,106,001
Others	29		1,361,024	1,349,053

			15,361,423	14,839,169

Operating profit	4		1,387,162	1,248,578

Finance income	4,31		155,133	140,685
Finance costs	4,31		(315,604)	(322,943)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,12		446,300	52,456
Other non-operating income	4,30		114,553	95,154
Other non-operating expenses	4,30		(69,353)	(308,712)

Profit before income tax	4		1,718,191	905,218

Income tax expense	32		446,796	221,262

Profit from continuing operations			1,271,395	683,956
Profit from discontinued operations, net of taxes	42		1,147,594	816,582

Profit for the year		~~W~~	2,418,989	1,500,538

Attributable to:
Owners of the Parent Company		~~W~~	2,407,523	1,504,352
Non-controlling interests			11,466	(3,814)

Earnings per share	33
Basic earnings per share (in won)		~~W~~	7,191	4,093
Basic earnings per share - continuing operations (in won)			3,614	1,741
Diluted earnings per share (in won)			7,187	4,092
Diluted earnings per share - continuing operations (in won)			3,613	1,741

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Profit for the year		~~W~~	2,418,989	1,500,538
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		16,374	(2,637)
Net change in other comprehensive income of investments in associates and joint ventures	12,28		4,796	271
Valuation gain on financial assets at fair value through other comprehensive income	28,31		920,871	579,678
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	12,28		356,503	(114,478)
Net change in unrealized fair value of derivatives	22,28,31		16,133	19,138
Foreign currency translation differences for foreign operations	28		47,515	(20,150)

Other comprehensive income for the year, net of taxes			1,362,192	461,822

Total comprehensive income		~~W~~	3,781,181	1,962,360

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	3,473,445	1,869,075
Non-controlling interests			307,736	93,285

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In millions of won)
		Controlling interests						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income:
Profit (loss) for the year			—	—	1,504,352	—	1,504,352	(3,814)	1,500,538
Other comprehensive income (loss)	12,21,22,28,31		—	—	(4,992)	369,715	364,723	97,099	461,822

			—	—	1,499,360	369,715	1,869,075	93,285	1,962,360

Transactions with owners:
Annual dividends	34		—	—	(658,228)	—	(658,228)	(5,771)	(663,999)
Interim dividends	34		—	—	(73,136)	—	(73,136)	—	(73,136)
Share option	26		—	179	—	—	179	1,256	1,435
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(426,664)	—	—	(426,664)	—	(426,664)
Changes in ownership in subsidiaries	11		—	97,207	—	—	97,207	696,872	794,079

			—	(329,278)	(746,130)	—	(1,075,408)	692,357	(383,051)

Balance, December 31, 2020		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243

Balance, January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the year			—	—	2,407,523	—	2,407,523	11,466	2,418,989
Other comprehensive income	12,21,22,28,31		—	—	26,371	1,039,551	1,065,922	296,270	1,362,192

			—	—	2,433,894	1,039,551	3,473,445	307,736	3,781,181

Transactions with owners:
Annual dividends	34		—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends	34		—	—	(355,804)	—	(355,804)	—	(355,804)
Share option	26		—	75,498	—	—	75,498	12,124	87,622
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(76,111)	—	—	(76,111)	—	(76,111)
Disposal of treasury shares	24		—	57,017	—	—	57,017	—	57,017
Retirement of treasury shares	24		—	1,965,952	(1,965,952)	—	—	—	—
Changes from spin-off	42		(14,146)	(14,460,588)	—	(344,452)	(14,819,186)	(186,211)	(15,005,397)
Changes in ownership in subsidiaries	11		—	137,303	—	—	137,303	(4,435)	132,868

			(14,146)	(12,300,929)	(2,978,466)	(344,452)	(15,637,993)	(204,293)	(15,842,286)

Balance, December 31, 2021		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	2,418,989	1,500,538
Adjustments for income and expenses	39		3,473,779	4,256,654
Changes in assets and liabilities related to operating activities	39		(568,695)	302,458

			5,324,073	6,059,650
Interest received			37,403	41,832
Dividends received			327,906	166,019
Interest paid			(306,634)	(397,351)
Income tax paid			(351,469)	(48,274)

Net cash provided by operating activities			5,031,279	5,821,876

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			162,565	—
Decrease in short-term investment securities, net			32,544	17,684
Collection of short-term loans			137,196	77,114
Decrease in long-term financial instruments			343	99
Proceeds from disposals of long-term investment securities			78,261	46,065
Proceeds from disposals of investments in associates and joint ventures			100,634	2,715
Proceeds from disposals of property and equipment			61,425	102,526
Proceeds from disposals of intangible assets			14,618	39,654
Collection of long-term loans			4,166	4,608
Decrease in deposits			6,941	16,244
Proceeds from settlement of derivatives			1,495	845
Proceeds from disposals of subsidiaries			—	165
Cash inflow from business combinations, net			—	115,834
Cash inflow from transfers of business, net			—	5,395

			600,188	428,948
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(596,025)
Increase in short-term loans			(100,209)	(103,604)
Increase in long-term loans			(9,877)	(11,044)
Increase in long-term financial instruments			(21)	(2)
Acquisitions of long-term investment securities			(286,566)	(95,474)
Acquisitions of investments in associates and joint ventures			(222,765)	(170,292)
Acquisitions of property and equipment			(2,915,851)	(3,557,800)
Acquisitions of intangible assets			(392,588)	(129,976)
Increase in deposits			(51,274)	(12,175)
Cash outflow for business combinations, net			(107,226)	(2,958)

			(4,086,377)	(4,679,350)

Net cash used in investing activities		~~W~~	(3,486,189)	(4,250,402)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	76,375
Proceeds from issuance of debentures			873,245	1,420,962
Proceeds from long-term borrowings			350,000	1,947,848
Increase in financial liabilities at FVTPL			129,123	—
Cash inflows from settlement of derivatives			332	36,691
Transactions with non-controlling shareholders			444,124	17,766

			1,796,824	3,499,642
Cash outflows for financing activities:
Repayments of short-term borrowings, net			(50,823)	—
Repayments of long-term payables – other			(426,267)	(428,100)
Repayments of debentures			(890,000)	(975,500)
Repayments of long-term borrowings			(286,868)	(1,950,874)
Payments of dividends			(1,028,520)	(742,136)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(431,674)	(412,666)
Acquisition of treasury shares			(76,111)	(426,664)
Cash outflows resulting from spin-off			(626,000)	—
Transactions with non-controlling shareholders			(19,406)	(6,515)

			(3,850,435)	(4,957,221)

Net cash used in financing activities			(2,053,611)	(1,457,579)

Net increase (decrease) in cash and cash equivalents			(508,521)	113,895
Cash and cash equivalents at beginning of the year			1,369,653	1,270,824
Effects of exchange rate changes on cash and cash equivalents			11,599	(15,066)

Cash and cash equivalents at end of the year		~~W~~	872,731	1,369,653

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2021, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.00
National Pension Service	21,076,493	9.63
Institutional investors and other shareholders	126,990,775	58.04
Kakao Corp.	3,846,487	1.76
Treasury shares	1,250,992	0.57

	218,833,144	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. is the ultimate controlling entity of the Parent Company.

On November 1, 2021, the date of spin-off, the Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies (“ICT”) and other business and making new investments. (See note 42)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2021 and 2020 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2021	Dec. 31, 2020
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	74.3	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunication services	—	52.1
	SK Planet Co., Ltd.(*2)	Korea	Telecommunication services, system software development and supply services	—	98.7
	Eleven Street Co., Ltd.(*2)	Korea	E-commerce	—	80.3
	DREAMUS COMPANY(*2)	Korea	Manufacturing digital audio players and other portable media devices	—	51.4
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)	Korea	Information security and unmanned security service	—	62.6
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*2)	Switzerland	Quantum information and communications service	—	68.1
	SK Square Americas, Inc. (Formerly, SK Telecom TMT Investment Corp.)(*2)	USA	Investment	—	100.0
	FSK L&S Co., Ltd.(*2)	Korea	Freight and logistics consulting business	—	60.0
	Incross Co., Ltd.(*2)	Korea	Media representative business	—	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.(*3)	Korea	Cable broadcasting services	100.0	55.0
	T map Mobility Co., Ltd.(*2)	Korea	Mobility business	—	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2021 and 2020 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2021	Dec. 31, 2020
Subsidiaries owned by SK Planet Co., Ltd.(*2)	SK m&service Co., Ltd.	Korea	Database and Internet website service	—	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	—	100.0
	SKP America LLC.	USA	Digital contents sourcing service	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	—	59.0
Subsidiaries owned by DREAMUS COMPANY(*2)	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	—	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	—	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	—	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	—	100.0
Subsidiaries owned by SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	—	100.0
	ADT CAPS Co., Ltd.	Korea	Unmanned security	—	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	—	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.(*2)	Korea	Production and supply services of broadcasting programs	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA(*2)	Id Quantique LLC	Korea	Quantum information and communications service	—	100.0
Subsidiaries owned by FSK L&S Co., Ltd.(*2)	FSK L&S (Shanghai) Co., Ltd.	China	Logistics business	—	66.0
	FSK L&S (Hungary) Co., Ltd.	Hungary	Logistics business	—	100.0
	FSK L&S VIETNAM COMPANY LIMITED	Vietnam	Logistics business	—	100.0
Subsidiaries owned by Incross Co., Ltd.(*2)	Infra Communications Co., Ltd.	Korea	Service operation	—	100.0
	Mindknock Co., Ltd.	Korea	Software development	—	100.0
Others(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2021 and 2020 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for year ended December 31, 2021 are presented in note 1-(4).
(*3)	The Parent Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the year ended December 31, 2021.
(*4)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

1) Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)
	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2) Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)
	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.		88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227
One Store Co., Ltd.		243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.		124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.		107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)		66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307
T map Mobility Co., Ltd.		170,381	17,179	153,202	—	(1,857)

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) is consolidated financial information including SKinfosec Information Technology(Wuxi) Co., Ltd. and two other subsidiaries of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1) The list of subsidiaries that were newly included in consolidation for the year ended December 31, 2021 is as follows:

Subsidiary	Reason
Studio Dolphin Co., Ltd.	Acquired by DREAMUS COMPANY

Media S Co., Ltd.	Established by SK Broadband Co., Ltd.

FSK L&S (Jiangsu) Co., Ltd.	Established by FSK L&S Co., Ltd.

Rokmedia Co., Ltd.	Acquired by One Store Co., Ltd.

YLP Inc.	Acquired by T map Mobility Co., Ltd.

GOOD SERVICE Co., Ltd.	Acquired by T map Mobility Co., Ltd.

CAPS America, Inc.	Established by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries, Continued

2) The list of subsidiaries that were excluded from consolidation for the year ended December 31, 2021 is as follows:

Subsidiary	Reason
ADT CAPS Co., Ltd.	Merged into SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd., at the time of merger, SK Infosec Co., Ltd.)

One Store Co., Ltd.	Transferred to spin-off company

SK Planet Co., Ltd.	Transferred to spin-off company

Eleven Street Co., Ltd.	Transferred to spin-off company

DREAMUS COMPANY	Transferred to spin-off company

SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)	Transferred to spin-off company

id Quantique SA	Transferred to spin-off company

SK Square Americas, Inc. (Formerly, SK Telecom TMT Investment Corp.)	Transferred to spin-off company

FSK L&S Co., Ltd.	Transferred to spin-off company

Incross Co., Ltd.	Transferred to spin-off company

T map Mobility Co., Ltd.	Transferred to spin-off company

Rokmedia Co., Ltd.	Transferred to spin-off company

SK m&service Co., Ltd.	Transferred to spin-off company

SK Planet Global Holdings Pte. Ltd.	Transferred to spin-off company

SKP America LLC.	Transferred to spin-off company

K-net Culture and Contents Venture Fund	Transferred to spin-off company

iriver Enterprise Ltd.	Transferred to spin-off company

iriver China Co., Ltd.	Transferred to spin-off company

Dongguan iriver Electronics Co., Ltd.	Transferred to spin-off company

LIFE DESIGN COMPANY Inc.	Transferred to spin-off company

Studio Dolphin Co., Ltd.	Transferred to spin-off company

SKinfosec Information Technology(Wuxi) Co., Ltd.	Transferred to spin-off company

CAPSTEC Co., Ltd.	Transferred to spin-off company

CAPS America, Inc.	Transferred to spin-off company

Id Quantique LLC	Transferred to spin-off company

FSK L&S (Shanghai) Co., Ltd.	Transferred to spin-off company

FSK L&S (Hungary) Co., Ltd.	Transferred to spin-off company

FSK L&S VIETNAM COMPANY LIMITED	Transferred to spin-off company

FSK L&S (Jiangsu) Co., Ltd.	Transferred to spin-off company

Infra Communications Co., Ltd.	Transferred to spin-off company

Mindknock Co., Ltd.	Transferred to spin-off company

YLP Inc.	Transferred to spin-off company

GOOD SERVICE Co., Ltd.	Transferred to spin-off company

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		24.9

	As of December 31, 2021
Current assets	~~W~~	1,208,535
Non-current assets		4,762,970
Current liabilities		(1,410,823)
Non-current liabilities		(1,681,014)
Net assets		2,879,668
Fair value adjustment and others		(23,000)
Net assets on the consolidated financial statements		2,856,668
Carrying amount of non-controlling interests		725,540

	2021
Revenue	~~W~~	4,058,997
Profit for the year		213,468
Depreciation of the fair value adjustment and others		—
Profit for the year on the consolidated financial statements		213,468
Total comprehensive income		224,107
Profit attributable to non-controlling interests		53,645

Net cash provided by operating activities	~~W~~	1,064,638
Net cash used in investing activities		(624,191)
Net cash used in financing activities		(237,241)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		203,147

Dividends paid to non-controlling interests for the year ended December 31, 2021	~~W~~	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	~~W~~	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	~~W~~	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240
Net cash provided by operating activities	~~W~~	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests for the year ended December 31, 2020	~~W~~	—	—	5,000	17,273	—	—

(*)	The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 8, 2022, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2022.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 36), estimated useful lives of costs to obtain a contract (notes 7), property and equipment and intangible assets (notes 3 (7), (9), 13 and 17), impairment of goodwill (notes 3 (12) and 16), recognition of provision (notes 3 (17) and 20), measurement of defined benefit liabilities (notes 3 (16) and 21), transaction of derivative instruments (notes 3 (6) and 22) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 32).

3) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 22 and note 36.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020.

The Group has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures and K-IFRS No. 1116, Leases from January 1, 2021.

Interest Rate Benchmark Reform Phase 2 – Amendments provide exceptions as follows:

•

when the basis of determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform (“IBOR reform”), the Group updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•

when the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of the IBOR reform, the exception permits the hedge relationship to be continued while the Group amends the hedge documentation of that hedging relationship to reflect the changes required by IBOR reform.

These amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

Meanwhile, as described in note 42, the Parent Company carried out spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied K-IFRS No. 1105, Non-current assets held for sale and discontinued operations, and accordingly, presented profit or loss of the spin-off business as discontinued operations. The comparative consolidated statements of income and comprehensive income have been re-presented to show the discontinued operations separately from continuing operations.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and K-IFRS No. 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4) Derecognition

Financial assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4) Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.9 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(11)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(12)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(13)	Leases

A contract is or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

1) As a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with lease as an expense on a straight-line basis over the lease term.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

2) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5) Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(18)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2) Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(23)	Revenue

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(23)	Revenue, Continued

4) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

(26)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(28)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2021. The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037).

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to K-IFRS No. 1012)

•	COVID-19-Related Rent Concessions beyond 30 June, 2021 (Amendment to K-IFRS No. 1116).

•	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103).

•	Annual Improvements to K-IFRS Standards 2018-2020.

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016).

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001).

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to K-IFRS No. 1001).

•	Definition of Accounting Estimates (Amendments to K-IFRS No. 1008).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others (*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,214,407	4,790,641	362,978	19,368,026	(2,619,441)	16,748,585	2,845,424
Inter-segment revenue		1,495,934	1,112,935	10,572	2,619,441	(2,619,441)	—	462,341
External revenue		12,718,473	3,677,706	352,406	16,748,585	—	16,748,585	2,383,083
Depreciation and amortization		2,812,827	958,462	11,318	3,782,607	(110,052)	3,672,555	287,412
Operating profit (loss)		1,123,147	294,070	14,550	1,431,767	(44,605)	1,387,162	12,325
Finance income and costs, net							(160,471)	(222,406)
Gain relating to investments in subsidiaries, associates and joint ventures, net							446,300	1,502,147
Other non-operating income and expense, net							45,200	60,680
Profit before income tax							1,718,191	1,352,746

(In millions of won)
	2020
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others (*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,853,274	4,467,863	317,065	18,638,202	(2,550,455)	16,087,747	3,015,563
Inter-segment revenue		1,505,311	1,035,645	9,499	2,550,455	(2,550,455)	—	478,659
External revenue		12,347,963	3,432,218	307,566	16,087,747	—	16,087,747	2,536,904
Depreciation and amortization		2,892,460	874,562	10,675	3,777,697	(113,032)	3,664,665	326,417
Operating profit (loss)		1,031,887	258,973	645	1,291,505	(42,927)	1,248,578	100,746
Finance income and costs, net							(182,258)	(73,739)
Gain relating to investments in subsidiaries, associates and joint ventures, net							52,456	975,947
Other non-operating income and expense, net							(213,558)	(31,132)
Profit before income tax							905,218	971,822

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*)

The Parent Company carried out spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments for the year ended December 31, 2021. Accordingly, the Group reclassified SK stoa Co., Ltd. from Commerce Services segment to Others segment.

The Group has restated the previously reported segment information for the year ended December 31, 2020 to reflect reclassification of operating segments due to spin-off.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2021 and 2020.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2021		2020
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	959,932	983,431
Fixed-line telecommunication revenue	Goods		105,340	90,692
Other revenue	Others(*2)		328,328	284,221

			1,393,600	1,358,344

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,100,368	9,806,719
	Cellular interconnection		493,820	472,215
	Other(*4)		1,164,353	1,085,598
Fixed-line telecommunication revenue	Fixed-line service		217,000	230,401
	Cellular interconnection		69,769	83,762
	Internet Protocol Television(*5)		1,786,765	1,606,740
	International calls		162,379	160,293
	Internet service and miscellaneous(*6)		1,336,453	1,260,330
Other revenue	Miscellaneous		24,078	23,345

			15,354,985	14,729,403

Discontinued operations			2,383,083	2,536,904

		~~W~~	19,131,668	18,624,651

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the product sales-type data broadcasting channel use, and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2021 and 2020 are summarized as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Short-term financial instruments(*)	~~W~~	79,500	98,057
Long-term financial instruments(*)		372	890

	~~W~~	79,872	98,947

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2021, the funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,152,358	(238,847)	1,913,511
Short-term loans		71,750	(933)	70,817
Accounts receivable – other(*)		593,109	(44,747)	548,362
Accrued income		762	—	762
Guarantee deposits (Other current assets)		92,046	—	92,046

		2,910,025	(284,527)	2,625,498
Non-current assets:
Long-term loans		66,431	(44,452)	21,979
Long-term accounts receivable – other(*)		277,116	(1,878)	275,238
Guarantee deposits		186,713	—	186,713
Long-term accounts receivable – trade (Other non-current assets)		8,140	(34)	8,106

		538,400	(46,364)	492,036

	~~W~~	3,448,425	(330,891)	3,117,534

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~ 459,959 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,453,149	(264,256)	2,188,893
Short-term loans		98,366	(902)	97,464
Accounts receivable – other(*)		1,034,119	(55,075)	979,044
Accrued income		3,418	(166)	3,252
Guarantee deposits (Other current assets)		112,733	—	112,733

		3,701,785	(320,399)	3,381,386
Non-current assets:
Long-term loans		84,355	(44,122)	40,233
Long-term accounts receivable – other(*)		332,803	—	332,803
Guarantee deposits		172,774	(300)	172,474
Long-term accounts receivable – trade (Other non-current assets)		25,702	(242)	25,460

		615,634	(44,664)	570,970

	~~W~~	4,317,419	(365,063)	3,952,356

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~ 517,175 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Beginning balance		Impairment(*1)	Write-offs(*2)	Collection of receivables previously written-off	Business combination	Spin-off	Ending balance
2021	~~W~~	264,498	31,546	(65,852)	14,565	878	(6,754)	238,881
2020	~~W~~	249,501	48,625	(48,278)	12,771	1,879	—	264,498

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2021 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		2.06%	76.34%	86.51%	99.92%
	Gross amount	~~W~~	1,364,899	46,399	132,810	26,540
	Loss allowance		28,102	35,422	114,891	26,519

Other revenue	Expected credit loss rate		2.44%	43.30%	70.77%	89.19%
	Gross amount	~~W~~	565,378	1,150	6,192	17,130
	Loss allowance		13,789	498	4,382	15,278

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

7.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,886,680	2,016,570
Others		100,823	111,779

	~~W~~	1,987,503	2,128,349

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	977,236	982,952
Others		91,912	80,759

	~~W~~	1,069,148	1,063,711

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Amortization recognized(*)	~~W~~	2,634,134	2,418,947

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

8.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	~~W~~	118,278	148,281
Contract liabilities:
Wireless service contracts		18,397	22,026
Customer loyalty programs		12,699	16,709
Fixed-line service contracts		118,600	106,916
Security services		—	30,597
Others		53,271	84,348

	~~W~~	202,967	260,596

(2)

The amount of revenue recognized for the years ended December 31, 2021 and 2020 related to the contract liabilities carried forward from the prior periods are ~~W~~185,515 million and ~~W~~142,144 million, respectively, those amounts include profit or loss from discontinued operations. Details of revenue expected to be recognized from contract liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	18,397	—	—	18,397
Customer loyalty programs		10,650	1,399	650	12,699
Fixed-line service contracts		91,143	11,981	15,401	118,525
Others		46,246	2,828	4,272	53,346

	~~W~~	166,436	16,208	20,323	202,967

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

9.	Inventories

(1)	Details of inventories as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021				December 31, 2020
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	204,545	(3,419)	201,126	172,762	(10,566)	162,196
Finished goods		—	—	—	3,730	(1,879)	1,851
Work in process		—	—	—	2,579	(818)	1,761
Raw materials		—	—	—	11,921	(6,905)	5,016
Supplies		3,511	—	3,511	619	—	619

	~~W~~	208,056	(3,419)	204,637	191,611	(20,168)	171,443

(2)

Inventories recognized as operating expenses for the years ended December 31, 2021 and 2020 are ~~W~~1,417,339 million and ~~W~~1,385,016 million, respectively, which are included in the cost of goods sold. In addition, reversal of valuation losses on inventories and valuation losses on inventories which are included in the cost of goods sold amount to ~~W~~3,287 million and ~~W~~418 million for the years ended December 31, 2021 and 2020, respectively. Write-downs included in other operating expenses for the years ended December 31, 2021 and 2020 are ~~W~~3,516 million and ~~W~~364 million, respectively. Those amounts include profit or loss from discontinued operations.

10.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category	December 31, 2021		December 31, 2020
Beneficiary certificates	FVTPL	~~W~~	5,010	150,392

(2)	Details of long-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category		December 31, 2021		December 31, 2020
Equity instruments	FVOCI	(*)	~~W~~	1,510,428	1,454,361
	FVTPL			57,830	67,833

				1,568,258	1,522,194
Debt instruments	FVOCI			1,177	1,080
	FVTPL			145,643	125,563

				146,820	126,643

			~~W~~	1,715,078	1,648,837

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2021 and 2020 are ~~W~~1,510,428 million and ~~W~~1,454,361 million, respectively. Meanwhile, some of treasury shares held by the Parent Company have been reissued as common shares of SK Square Co., Ltd. amounted to ~~W~~35,037 million due to spin-off, and the Parent Company has designated the investments in equity instruments at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations

(1)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of the consolidated financial statements. After the date of the merger, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again, in October 2021, ADT CAPS Co., Ltd. changed its name to SK Shieldus Co., Ltd.

Identifiable assets acquired and liabilities assumed were transferred to spin-off company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

2)	Acquisition of Studio Dolphin Co., Ltd. by DREAMUS COMPANY:

DREAMUS COMPANY obtained control by acquiring 10,000 shares(100%) of Studio Dolphin Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~1,500 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~1,465 million was recognized as goodwill. Subsequent to the acquisition of control, Studio Dolphin Co., Ltd. recognized revenue of ~~W~~245 million and net loss of ~~W~~304 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	1,500
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable – trade and other		31
Other assets		7
Accounts payable – trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I-II)	~~W~~	1,465

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

3)	Acquisition of YLP Inc. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control by acquiring 168,012 shares(100%) of YLP Inc. during the year ended December 31, 2021. The consideration transferred was ~~W~~79,000 million, among which ~~W~~55,598 million was paid in cash to acquire 118,242 shares(70.4%) and on June 29, 2021, T map Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of ~~W~~23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares(29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~69,516 million was recognized as goodwill. Subsequent to the acquisition of control, YLP Inc. recognized revenue of ~~W~~20,488 million and net loss of ~~W~~1,632 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

3) Acquisition of YLP Inc. by T map Mobility Co., Ltd., Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	55,598
Fair value of shares of T map Mobility Co., Ltd.		23,402
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable – trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable – trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill (I-II)	~~W~~	69,516

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.:

One Store Co., Ltd. obtained control by acquiring 60,000 shares(100%) of Rokmedia Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~40,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~33,641 million was recognized as goodwill. Subsequent to the acquisition of control, Rokmedia Co., Ltd. recognized revenue of ~~W~~10,915 million and net profit of ~~W~~1,066 million and the amounts are included in profit or loss from discontinued operation.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

4) Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd., Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	40,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable – trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable – trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill(I-II)	~~W~~	33,641

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(1)	2021, Continued

5)	Acquisition of GOOD SERVICE Co., Ltd. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~4,844 million was recognized as goodwill. Subsequent to the acquisition of control, GOOD SERVICE Co., Ltd. recognized revenue of ~~W~~1,063 million and net profit of ~~W~~621 million and the amounts are included in profit or loss from discontinued operations.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,000
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable – trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable – trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill(I-II)	~~W~~	4,844

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(2)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The considerations transferred included shares of SK Broadband Co., Ltd transferred based on the merger ratio and the obligations and rights pursuant to the shareholders’ agreement between the Parent Company and the acquiree’s shareholders, both measured at fair value as of April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~405,639 million as goodwill.

The Group’s consolidated revenue and profit for the year would have been ~~W~~16,294,243 million and ~~W~~1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd, and no separate financial information post acquisition is available.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combinations, Continued

(2)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	~~W~~	862,147
Fair value of derivative liability(*1)		320,984
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable – trade and other		66,241
Prepaid expenses		36,324
Contract assets		14,033
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net(*2)		423,515
Other assets		3,261
Deferred tax assets		1,296
Accounts payable – trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(18,065)
Provisions		(2,755)
Defined benefit liabilities		(30)
Other liabilities		(15,655)

		777,492

III. Goodwill(I-II)	~~W~~	405,639

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combination, Continued

(2)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued

(*1)

The Parent Company has recognized fair value of obligations and rights in connection with the shareholders’ agreement with the acquiree’s shareholders as consideration for the business combination. (See note 22)

(*2)

Identifiable intangible assets recognized by the Group in the business combination included customer relationships measured at fair value on the acquisition date of ~~W~~374,019 million. Fair value of the customer relationship was estimated based on the multi-period excess earnings method (“MPEEM”). MPEEM is a valuation technique under income approach which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate. The following table shows the details of valuation technique used in measuring fair values as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Interrelationship between key unobservable inputs and fair value measurement
Customer relationship	MPEEM	• Estimated revenue per user • Future churn rates • Weighted average cost of capital (“WACC”) (7.7% for Tbroad Co., Ltd. and 8.3% for Tbroad Dongdaemun Broadcasting Co., Ltd.)

•   The fair value of customer relationship will increase if expected revenue per subscriber increases and customer churn rate in the future and WACC decrease.

•   The fair value of customer relationship will decrease if expected revenue per subscriber decreases and customer churn rate in the future and WACC increase.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combination, Continued

(2)	2020, Continued

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd., and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. for the year ended December 31, 2020. The consideration transferred was ~~W~~10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~733 million was recognized as other non-operating income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ~~W~~5,756 million, and net profit of ~~W~~426 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,421
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable – trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable – trade and other		(1,351)
Other liabilities		(336)

		20,280
III. Non-controlling interests:
Non-controlling interests		9,126

IV. Gain on bargain purchase(I-II+III)	~~W~~	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

11.	Business Combination, Continued

(2)	2020, Continued

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary of the Parent Company before spin-off, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business for the year ended December 31, 2020. The consideration transferred was ~~W~~8,047 million, among which ~~W~~2,958 million was paid in cash for the year ended December 31, 2020 and the remaining balance will be paid at ~~W~~3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~2,892 million as goodwill.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	8,047
II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable – trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I-II)	~~W~~	2,892

4)	Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.

SK Infosec Co., Ltd., a subsidiary of the Parent Company before spin-off, merged with Life & Security Holdings Co., Ltd. to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. As a result of the merger, the Parent Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2021 and 2020 are as follows:

(In millions of won)		December 31, 2021			December 31, 2020
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	793,754	27.3	~~W~~	555,133
Korea IT Fund(*1)	Korea	63.3		339,976	63.3		323,294
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		349,866	15.0		314,930
SK Telecom CS T1 Co., Ltd.(*3)	Korea	—		—	54.9		53,010
NanoEnTek, Inc.(*3)	Korea	—		—	28.4		43,190
UniSK	China	49.0		19,156	49.0		15,700
SK Technology Innovation Company	Cayman Islands	49.0		86,301	49.0		41,579
SK MENA Investment B.V.	Netherlands	32.1		15,343	32.1		14,043
SK hynix Inc.(*3)	Korea	—		—	20.1		12,251,861
SK Latin America Investment S.A.	Spain	32.1		14,004	32.1		13,930
Grab Geo Holdings PTE. LTD.(*3)	Singapore	—		—	30.0		30,063
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		348,782	20.0		311,990
Pacific Telecom Inc.(*2)	USA	15.0		43,789	15.0		39,723
S.M. Culture & Contents Co., Ltd.(*4)	Korea	23.1		60,261	23.3		62,248
Content Wavve Co., Ltd.(*3)	Korea	—		—	30.0		75,803
Hello Nature Co., Ltd.(*3)	Korea	—		—	49.9		11,969
Digital Games International Pte. Ltd.	Singapore	33.3		2,208	33.3		6,449
Invites Healthcare Co., Ltd.(*5)	Korea	27.1		26,474	43.5		25,536
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		12,525	27.3		10,902
NANO-X IMAGING LTD.(*3)	Israel	—		—	5.6		28,484
Home Choice Corp.(*2)	Korea	17.8		3,052	17.8		3,585
Carrot General Insurance Co., Ltd.(*6)	Korea	—		—	21.4		13,469
12CM JAPAN and others(*2,3,7)	—	—		72,605	—		65,750

				2,188,096			14,312,641

Investments in joint ventures:
Dogus Planet, Inc.(*3)	Turkey	—		—	50.0		15,071
Finnq Co., Ltd. (*8)	Korea	49.0		7,255	49.0		13,342
NEXTGEN BROADCAST SERVICES CO, LLC(*3)	USA	—		—	50.0		5,850
NEXTGEN ORCHESTRATION, LLC(*3)	USA	—		—	50.0		1,600
Techmaker GmbH(*3)	Germany	—		—	50.0		5,609
UTC Kakao-SK Telecom ESG Fund(*8,9)	Korea	48.2		2,000	—		—

				9,255			41,472

			~~W~~	2,197,351		~~W~~	14,354,113

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2021 and 2020 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	Investments in SK Telecom CS T1 Co., Ltd. and twenty-three other associates and joint ventures were transferred to the spin-off company for the year ended December 31, 2021.
(*4)	The ownership interest has changed from 23.3% to 23.1% as third-party share option of S.M. Culture & Contents Co., Ltd. was exercised for the year ended December 31, 2021.
(*5)

The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. for the year ended December 31, 2020 and additionally contributed ~~W~~7,000 million of accounts receivable – other relating to disposal of the shares for the year ended December 31, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. have been converted to common stock.

(*6)

The Parent Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Parent Company reclassified the entire shares of Carrot General Insurance Co., Ltd. as non-current assets held for sale. (See note 41)

(*7)

The Group disposed the entire shares of SK Wyverns Co., Ltd. and recognized ~~W~~100,000 million as gain relating to investments in associates for the year ended December 31, 2021. Meanwhile, the Group recognized ~~W~~174 million of impairment loss for the investments in TreePay Co. Ltd., for the year ended December 31, 2021.

(*8)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(*9)	The Group newly invested ~~W~~2,000 million in cash for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market value of investments in listed associates as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.(*)	~~W~~	—	—	—	8,620	7,600,649	65,518
SK hynix Inc.(*)		—	—	—	118,500	146,100,000	17,312,850
S.M.Culture & Contents Co., Ltd.		4,485	22,033,898	98,822	1,630	22,033,898	35,915
NANO-X IMAGING LTD.(*)		—	—	—	49,678 (USD 45.66)	2,607,466	129,534

(*)	Investments in NanoEnTek, Inc., SK hynix Inc. and NANO-X IMAGING LTD. were transferred to the spin-off company for the year ended December 31, 2021.

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	KEB HanaCard Co., Ltd.		Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.

	As of December 31, 2021
Current assets	~~W~~	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962
Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	~~W~~	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700
Total comprehensive income		251,393	43,260	1,260,136	116,022

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.

	As of December 31, 2020
Current assets	~~W~~	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	2020
Revenue	~~W~~	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(4)	There are no significant joint ventures as of December 31, 2021, the condensed financial information of significant joint ventures as of and for the year ended December 31, 2020 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.

	As of December 31, 2020
Current assets	~~W~~	55,951	26,781
Cash and cash equivalents		9,083	23,936
Non-current assets		30,408	8,530
Current liabilities		46,186	7,367
Accounts payable, other payables and provisions		28,145	5,094
Non-current liabilities		10,031	879

	2020
Revenue	~~W~~	177,084	3,937
Depreciation and amortization		(4,642)	(4,417)
Interest income		1,878	29
Interest expense		(555)	(51)
Profit (loss) for the year		7,030	(19,426)
Total comprehensive loss		(1,659)	(19,426)

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
KEB HanaCard Co., Ltd.	~~W~~	2,029,007	15.0	304,351	45,515	349,866
Korea IT Fund		536,804	63.3	339,976	—	339,976
SK China Company Ltd.(*1)		2,603,336	27.3	709,961	83,793	793,754
SK South East Asia Investment Pte. Ltd.(*1)		1,743,908	20.0	348,782	—	348,782

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	December 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	51,883,236	20.1	11,082,048	1,169,813	12,251,861
KEB HanaCard Co., Ltd.		1,779,393	15.0	266,909	48,021	314,930
Korea IT Fund		510,464	63.3	323,294	—	323,294
SK China Company Ltd.(*1)		1,725,949	27.3	470,687	84,446	555,133
SK South East Asia Investment Pte. Ltd.(*1)		1,559,951	20.0	311,990	—	311,990

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	2021
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Spin-off	Ending balance
Investments in associates:
SK China Company Ltd.(*1)	~~W~~	555,133	—	274,066	95,696	(131,141)	—	793,754
Korea IT Fund(*1)		323,294	—	31,734	(4,336)	(10,716)	—	339,976
KEB HanaCard Co., Ltd.		314,930	—	35,057	(121)	—	—	349,866
SK Telecom CS T1 Co., Ltd.(*2)		53,010	4,888	(8,769)	(575)	—	(48,554)	—
NanoEnTek, Inc.(*2)		43,190	—	1,836	(86)	—	(44,940)	—
UniSK		15,700	—	1,475	1,981	—	—	19,156
SK Technology Innovation Company		41,579	—	39,256	5,466	—	—	86,301
SK MENA Investment B.V.		14,043	—	2	1,298	—	—	15,343
SK hynix Inc.(*1,2)		12,251,861	19,482	1,542,757	197,473	(170,937)	(13,840,636)	—
SK Latin America Investment S.A.		13,930	—	(49)	123	—	—	14,004
Grab Geo Holdings PTE. LTD.(*2)		30,063	—	—	—	—	(30,063)	—
SK South East Asia Investment Pte. Ltd.		311,990	—	(18,218)	55,010	—	—	348,782
Pacific Telecom Inc.		39,723	—	1,598	2,468	—	—	43,789
S.M. Culture & Contents Co., Ltd.		62,248	144	(2,484)	353	—	—	60,261
Contents Wavve Co., Ltd.(*2)		75,803	100,000	(20,716)	—	—	(155,087)	—
Hello Nature Co., Ltd.(*2,3)		11,969	9,980	(10,899)	(1)	(1,730)	(9,319)	—
Digital Games International Pte. Ltd.		6,449	—	(4,529)	288	—	—	2,208
Invites Healthcare Co., Ltd.		25,536	7,000	(5,968)	(94)	—	—	26,474
Nam Incheon Broadcasting Co., Ltd.(*1)		10,902	—	1,759	—	(136)	—	12,525
NANO-X IMAGING LTD.(*2)		28,484	(47)	(2,049)	—	2,437	(28,825)	—
Home Choice Corp.		3,585	—	(533)	—	—	—	3,052
Carrot General Insurance Co., Ltd.(*4)		13,469	12,289	(6,666)	(358)	(8,734)	(10,000)	—
Bertis Inc.(*2)		—	15,739	(423)	—	—	(15,316)	—
UT LLC(*2)		—	86,319	(7,773)	—	—	(78,546)	—
SPARKPLUS Co., Ltd.(*2)		—	34,166	—	—	—	(34,166)	—
12CM JAPAN and others(*2,5)		65,750	9,038	(2,869)	7,693	(1,624)	(5,383)	72,605

		14,312,641	298,998	1,837,595	362,278	(322,581)	(14,300,835)	2,188,096

Investments in joint ventures:
Dogus Planet, Inc.(*2)		15,071	—	(6,990)	(1,447)	—	(6,634)	—
Finnq Co., Ltd.		13,342	—	(5,969)	(118)	—	—	7,255
NEXTGEN BROADCAST SERVICES CO, LLC(*2)		5,850	9,048	(1,276)	—	892	(14,514)	—
NEXTGEN ORCHESTRATION, LLC(*2)		1,600	—	—	—	142	(1,742)	—
Techmaker GmbH(*2)		5,609	—	(94)	145	—	(5,660)	—
WAVVE Americas Inc. (Formerly, Korea Content Platform, Inc.)(*2)		—	30,191	(14)	—	598	(30,775)	—
UTC Kakao-SK Telecom ESG Fund		—	2,000	—	—	—	—	2,000

		41,472	41,239	(14,343)	(1,420)	1,632	(59,325)	9,255

	~~W~~	14,354,113	340,237	1,823,252	360,858	(320,949)	(14,360,160)	2,197,351

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2021.
(*2)

Investment in SK Telecom CS T1 Co., Ltd. and twenty-three other associates and joint ventures were transferred to the spin-off company for the year ended December 31, 2021. In addition, profit or loss related to investments in associates and joint ventures, which are transferred to the spin-off company, are included in profit or loss from discontinued operations.

(*3)	The Group recognized ~~W~~1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2021.
(*4)

The Parent Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Parent Company reclassified the investments in Carrot General Insurance Co., Ltd. amounting to ~~W~~ 8,734 million as non-current assets held for sale. (See note 41) Meanwhile, the investment in Carrot General Insurance Co., Ltd. amounting to ~~W~~10,000 million owned by T map Mobility Co., Ltd., a subsidiary of the Parent Company before spin-off, were transferred to the spin-off company for the year ended December 31, 2021.

(*5)

The acquisition for the year ended December 31, 2021 includes ~~W~~1,000 million of cash investment in Studio Yesone Co., Ltd. and ~~W~~1,000 million of cash investment in SONNORI Corp. and ~~W~~687 million of cash investment in WALDEN SKT VENTURE FUND and ~~W~~3,000 million of cash investment in Smart SKT Infinitum Game Fund and ~~W~~1,600 million of cash investment in Laguna Dynamic Game&Contents Fund. The disposal for the year ended December 31, 2021 includes ~~W~~334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)	2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	3,752	(17,078)	—	—	555,133
Korea IT Fund(*1)		311,552	—	23,189	6,110	(17,557)	—	323,294
KEB HanaCard Co., Ltd.		294,756	—	20,671	(497)	—	—	314,930
SK Telecom CS T1 Co., Ltd.(*2)		60,305	—	(7,282)	(13)	—	—	53,010
NanoEnTek, Inc.(*2)		42,127	143	830	90	—	—	43,190
UniSK(*1)		14,342	—	1,403	168	(213)	—	15,700
SK Technology Innovation Company		43,997	—	184	(2,602)	—	—	41,579
SK MENA Investment B.V.		14,904	—	—	(861)	—	—	14,043
SK hynix Inc.(*1,2)		11,425,325	—	995,117	(22,481)	(146,100)	—	12,251,861
SK Latin America Investment S.A.		13,698	—	(40)	272	—	—	13,930
Grab Geo Holdings PTE. LTD.(*2)		31,269	—	(425)	(781)	—	—	30,063
SK South East Asia Investment Pte. Ltd.		250,034	119,770	11,250	(69,064)	—	—	311,990
Pacific Telecom Inc.(*1)		40,016	—	2,307	(1,621)	(979)	—	39,723
S.M. Culture & Contents Co., Ltd.		63,469	(162)	(813)	(246)	—	—	62,248
Contents Wavve Co., Ltd.(*2)		83,640	—	(7,837)	—	—	—	75,803
Hello Nature Co., Ltd.(*2,3)		13,620	9,980	(11,118)	(79)	(434)	—	11,969
Digital Games International Pte. Ltd.		—	8,810	(2,038)	(323)	—	—	6,449
Invites Healthcare Co., Ltd.		—	28,000	(2,645)	181	—	—	25,536
Nam Incheon Broadcasting Co., Ltd.		—	—	676	—	—	10,226	10,902
NANO-X IMAGING LTD.(*2,4)		—	28,515	(747)	—	716	—	28,484
Home Choice Corp.		—	—	174	—	—	3,411	3,585
Carrot General Insurance Co., Ltd. (*5)		6,459	31	(6,188)	(33)	13,200	—	13,469
12CM JAPAN and others(*2,6)		58,884	(1,508)	(2,134)	(2,302)	12,810	—	65,750

		13,336,856	193,579	1,018,286	(111,160)	(138,557)	13,637	14,312,641

Investments in joint ventures:
Dogus Planet, Inc.(*2)		15,921	—	3,453	(4,303)	—	—	15,071
Finnq Co., Ltd.		22,880	—	(9,538)	—	—	—	13,342
NEXTGEN BROADCAST SERVICES CO, LLC(*2)		7,961	—	(1,769)	—	(342)	—	5,850
NEXTGEN ORCHESTRATION, LLC(*2)		1,646	—	57	—	(103)	—	1,600
Techmaker GmbH(*2)		—	5,609	—	—	—	—	5,609

		48,408	5,609	(7,797)	(4,303)	(445)	—	41,472

	~~W~~	13,385,264	199,188	1,010,489	(115,463)	(139,002)	13,637	14,354,113

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2020.
(*2)	Profit and loss related to investments in associates and joint ventures, which are transferred to the spin-off company, are included in profit or loss from discontinued operations.
(*3)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2020.
(*4)	As the Group obtained significant influence, ~~W~~3,621 million of financial assets at FVOCI are reclassified to the investment in associates for the year ended December 31, 2020.
(*5)	~~W~~13,200 million of preferred shares of Carrot General Insurance Co., Ltd. were converted to common shares for the year ended December 31, 2020.
(*6)

The acquisitions for the year ended December 31, 2020 include ~~W~~1,600 million of cash investment in Laguna Dynamic Game Contents Fund and ~~W~~1,342 million of cash investment in KDX Korea Data Exchange and ~~W~~708 million relating to contribution of WALDEN SKT VENTURE FUND. The disposals for the year ended December 31, 2020 include ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd. and ~~W~~2,056 million relating to liquidation of 2010 KIF-Stonebridge IT Fund and ~~W~~1,984 million relating to disposal of the entire shares of SK Telecom Smart City Management Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

12.	Investments in Associates and Joint Ventures, Continued

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2021 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2021		Cumulative loss	2021	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	6,143	8,543	—	—
Daehan Kanggun BcN Co., Ltd. and others		(5,167)	5,780	—	(124)

	~~W~~	976	14,323	—	(124)

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	972,800	—	—	972,800
Buildings		1,692,239	(897,336)	(450)	794,453
Structures		922,637	(629,757)	(1,601)	291,279
Machinery		35,770,485	(27,771,040)	(1,518)	7,997,927
Other		1,718,337	(1,230,128)	(493)	487,716
Right-of-use assets		2,229,945	(669,389)	(1,223)	1,559,333
Construction in progress		767,751	—	—	767,751

	~~W~~	44,074,194	(31,197,650)	(5,285)	12,871,259

(In millions of won)	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,039,323	—	—	1,039,323
Buildings		1,747,445	(888,389)	(450)	858,606
Structures		913,102	(594,098)	(1,601)	317,403
Machinery		36,152,031	(27,761,449)	(14,370)	8,376,212
Other		2,047,405	(1,391,201)	(2,588)	653,616
Right-of-use assets		1,961,346	(489,311)	—	1,472,035
Construction in progress		659,882	—	—	659,882

	~~W~~	44,520,534	(31,124,448)	(19,009)	13,377,077

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

13.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation(*1)	Impairment (*2)	Business combination(*3)	Spin-off	Ending balance
Land	~~W~~	1,039,323	634	(21,557)	24,789	—	—	—	(70,389)	972,800
Buildings		858,606	3,919	(9,706)	47,612	(55,818)	—	639	(50,799)	794,453
Structures		317,403	2,482	(6,124)	16,546	(37,968)	—	—	(1,060)	291,279
Machinery		8,376,212	593,225	(44,477)	1,816,003	(2,394,351)	(1,054)	—	(347,631)	7,997,927
Other		653,616	830,277	(2,286)	(607,271)	(180,980)	(495)	193	(205,338)	487,716
Right-of-use assets		1,472,035	672,723	(60,159)	(9,610)	(433,970)	(1,223)	507	(80,970)	1,559,333
Construction in progress		659,882	1,695,316	(1,071)	(1,554,047)	—	—	—	(32,329)	767,751

	~~W~~	13,377,077	3,798,576	(145,380)	(265,978)	(3,103,087)	(2,772)	1,339	(788,516)	12,871,259

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group recognized impairment losses for obsolete assets for the year ended December 31, 2021.
(*3)	Includes assets from the acquisition of YLP Inc. and another company by T map Mobility Co., Ltd. and from the acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation(*1)	Impairment (*2)	Business combination(*3)	Ending balance
Land	~~W~~	981,389	525	(20,415)	37,532	—	—	40,292	1,039,323
Buildings		867,408	3,034	(21,811)	48,160	(55,215)	—	17,030	858,606
Structures		347,069	2,542	(4,417)	9,167	(36,995)	—	37	317,403
Machinery		7,924,392	553,052	(32,369)	2,180,445	(2,419,522)	(1,745)	171,959	8,376,212
Other		731,066	945,499	(6,486)	(817,819)	(203,376)	—	4,732	653,616
Right-of-use assets		1,326,628	736,157	(163,217)	—	(436,231)	—	8,698	1,472,035
Construction in progress		755,508	1,625,218	(16,162)	(1,709,735)	—	—	5,053	659,882

	~~W~~	12,933,460	3,866,027	(264,877)	(252,250)	(3,151,339)	(1,745)	247,801	13,377,077

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group recognized impairment losses for obsolete assets for the year ended December 31, 2020.
(*3)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

14.	Investment Property

(1)	Investment property as of December 31, 2021 is as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	6,071	—	6,071
Buildings		21,021	(13,668)	7,353
Right-of-use assets		12,577	(2,967)	9,610

	~~W~~	39,669	(16,635)	23,034

(2)	Changes in Investment property for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Beginning balance	~~W~~	—
Transfer		23,034

Ending balance	~~W~~	23,034

(3)	The Group recognized lease income of ~~W~~5,036 million for the year ended December 31, 2021 from investment property.
(4)	The fair value of investment property is ~~W~~66,128 million as of December 31, 2021.

15.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Land, buildings and structures	~~W~~	1,392,925	1,269,753
Others		166,408	202,282

	~~W~~	1,559,333	1,472,035

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

15.	Lease, Continued

(1)	As a lessee, Continued

2) Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2021 and 2020 as a lessee are as follows:

(In millions of won)
	2021		2020
Depreciation of right-of-use assets(*):
Land, buildings and structures	~~W~~	338,304	347,166
Others		95,666	89,065

	~~W~~	433,970	436,231

Interest expense on lease liabilities(*)	~~W~~	23,998	22,976
Expenses related to short-term leases(*)		25,435	20,193
Expenses related to leases of low-value assets except for short-term leases(*)		3,772	3,297

(*)	Includes amounts related to discontinued operations.

3) The total cash outflows due to lease payments for the years ended December 31, 2021 and 2020 amounted to ~~W~~484,879 million and ~~W~~459,132 million, respectively, those amounts include cash flows from discontinued operations.

(2)	As a lessor

1) Finance lease

The Group recognized interest income of ~~W~~2,053 million and ~~W~~2,223 million on lease receivables for the years ended December 31, 2021 and 2020, respectively, those amounts include profit or loss from discontinued operations.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	~~W~~	22,497
1 ~ 2 years		11,124
2 ~ 3 years		10,425
3 ~ 4 years		3,619
4 ~ 5 years		58
More than 5 years		6

Undiscounted lease payments	~~W~~	47,729

Unrealized finance income		867
Net investment in the lease		46,862

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

15.	Lease, Continued

(2)	As a lessor, Continued

2) Operating lease

The Group recognized lease income of ~~W~~230,140 million and ~~W~~238,545 million for the years ended December 31, 2021 and 2020, respectively, of which variable lease payments received are ~~W~~17,686 million and ~~W~~21,715 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	~~W~~	170,575
1 ~ 2 years		113,524
2 ~ 3 years		51,433
3 ~ 4 years		1,409
4 ~ 5 years		808
More than 5 years		1,935

	~~W~~	339,684

16.	Goodwill

(1)	Goodwill as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.(*)		—	1,155,037
Other goodwill(*)		2,175	132,169

	~~W~~	2,072,493	3,357,524

(*)	Transferred to the spin-off company for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

16.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2021 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.6% (2020: 6.3%) (pre-tax annual discount rate: 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.5% (2020: (-)0.2%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 7.1% (2020: 6.9%) (pre-tax annual discount rate: 9.2%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% (2020: 1.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(3)	Details of the changes in goodwill for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Beginning balance	~~W~~	3,357,524	2,949,530
Acquisition(*)		111,928	408,531
Impairment loss		—	(519)
Other		(43)	(18)
Spin-off		(1,396,916)	—

Ending balance	~~W~~	2,072,493	3,357,524

(*)

It consists of goodwill recognized as T map Mobility Co., Ltd.’s acquisition of YLP Inc. and another company, goodwill recognized as DREAMUS COMPANY’s acquisition of Studio Dolphin Co., Ltd. and goodwill recognized from One Store Co., Ltd.’s acquisition of Rokmedia Co., Ltd. for the year ended December 31, 2021. (See Note 11)

As of December 31, 2021 and 2020, accumulated impairment losses are ~~W~~33,441 million and ~~W~~68,832 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		48,318	(45,586)	—	2,732
Industrial rights		92,332	(36,342)	(36)	55,954
Development costs		34,393	(34,193)	—	200
Facility usage rights		156,062	(138,188)	—	17,874
Customer relations		507,581	(180,324)	—	327,257
Club memberships(*2)		113,300	—	(24,806)	88,494
Brands(*2)		—	—	—	—
Other(*3)		4,347,971	(3,524,002)	(6,400)	817,569

	~~W~~	12,521,692	(8,434,681)	(217,242)	3,869,769

(In millions of won)	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		50,503	(45,783)	—	4,720
Industrial rights		116,889	(45,300)	(147)	71,442
Development costs		67,989	(54,771)	(3,854)	9,364
Facility usage rights		159,865	(137,985)	—	21,880
Customer relations		1,091,146	(171,283)	—	919,863
Club memberships(*2)		139,349	—	(32,484)	106,865
Brands(*2)		374,096	—	—	374,096
Other(*3)		4,604,077	(3,586,596)	(22,282)	995,199

	~~W~~	12,814,796	(8,121,447)	(257,155)	4,436,194

(*1)

The Group was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Group at the date of initial lump sum payment and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment. For the year ended December 31, 2020, the Parent Company recognized an impairment loss of ~~W~~12,388 million for the portion of 800 MHz frequency usage rights used for 2G service as ICT approved the termination of 2G service. Meanwhile, for the year ended December 31, 2020, the Parent Company recognized an impairment loss of ~~W~~186,000 million for the 28GHz frequency usage rights as the carrying value exceeded the recoverable amount.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization (*1)	Reversal (Impairment) (*2)	Business Combina- tion(*3)	Spin-off	Ending balance
Frequency usage rights	~~W~~	1,932,765	1,145,999	—	—	(519,075)	—	—	—	2,559,689
Land usage rights		4,720	175	(76)	—	(2,087)	—	—	—	2,732
Industrial rights		71,442	5,158	(8)	390	(6,377)	(36)	—	(14,615)	55,954
Development costs		9,364	1,279	(150)	—	(3,210)	—	—	(7,083)	200
Facility usage rights		21,880	1,690	(21)	328	(6,003)	—	—	—	17,874
Customer relations		919,863	4,854	(461)	—	(53,342)	—	4,705	(548,362)	327,257
Club memberships		106,865	6,518	(9,925)	—	—	653	—	(15,617)	88,494
Brands		374,096	—	—	—	—	—	—	(374,096)	—
Other		995,199	80,713	(4,580)	276,890	(421,213)	(111)	5,059	(114,388)	817,569

	~~W~~	4,436,194	1,246,386	(15,221)	277,608	(1,011,307)	506	9,764	(1,074,161)	3,869,769

(*1)	Includes amounts related to discontinued operations.
(*2)

The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~147 million as impairment loss and ~~W~~653 million as reversal of impairment loss, respectively, for the year ended December 31, 2021.

(*3)	Includes assets from the acquisition of YLP Co., Ltd. and another company by T map Mobility Co., Ltd., and Rokmedia Co., Ltd. by One Store Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization (*1)	Impairment (*1,2)	Business Combination(*3)	Ending balance

Frequency usage rights	~~W~~	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		7,349	550	(100)	—	(3,079)	—	—	4,720
Industrial rights		66,824	1,836	(513)	8,281	(4,825)	(161)	—	71,442
Development costs		11,146	1,141	(294)	3,302	(4,644)	(1,287)	—	9,364
Facility usage rights		25,832	1,810	(3)	434	(6,193)	—	—	21,880
Customer relations		591,371	2,014	(1,604)	491	(52,849)	—	380,440	919,863
Club memberships		80,410	11,821	(35,432)	544	—	(323)	49,845	106,865
Brands(*4)		374,096	—	—	—	—	—	—	374,096
Other		1,061,563	112,011	(13,729)	272,433	(430,719)	(6,410)	50	995,199

	~~W~~	4,866,092	131,183	(51,675)	285,485	(1,018,657)	(206,569)	430,335	4,436,194

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~206,569 million as impairment loss for the year ended December 31, 2020.
(*3)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*4)	Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Research and development costs expensed as incurred(*)	~~W~~	406,672	416,445

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

17.	Intangible Assets, Continued

(4)	Details of frequency usage rights as of December 31, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	197,620	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		520,100	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		607,090	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		390,882	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		833,034	5G service	Apr. 2019	Nov. 2028
28GHz license		10,963	5G service	Jan. 2021	Nov. 2023

	~~W~~2,559,689

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2021		December 31, 2020
Short-term borrowings	Citibank	2.45	~~W~~	—	50,000
	KEB Hana Bank(*1,3)	FTP 1M +1.01		—	27,000
	KEB Hana Bank(*2,3)	6M financial I (bank) + 1.59		—	5,000
	Shinhan Bank(*2,3)	6M financial I (bank) + 1.35		—	15,000
	Hana Financial Investment Co., Ltd.	4.20		4,642	4,642
	DB Financial Investment Co., Ltd.	4.00		2,785	2,785
	Shinhan Financial Investment Co., Ltd.	4.20		5,571	5,571

			~~W~~	12,998	109,998

(*1)	1M FTP rate is 1.14% as of December 31, 2020.
(*2)	6M financial I (bank) rate is 0.92% as of December 31, 2020.
(*3)	Transferred to the spin-off company for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2021		December 31, 2020
Korea Development Bank(*1)	3M CD + 0.61	Dec. 20, 2021	~~W~~	—	12,250
Korea Development Bank(*1,2)	3M CD + 0.71	Dec. 21, 2022		12,500	25,000
Korea Development Bank(*3)	1.87	Feb. 10, 2026		50,000	—
Credit Agricole CIB(*1,4)	3M CD + 0.82	Dec. 14, 2023		25,000	37,500
Export Kreditnamnden(*5)	1.70	Apr. 29, 2022		6,746 (USD 5,690)	18,726 (USD 17,211)
Shinhan Bank and others(*6)	3.20	Oct. 5, 2025		—	1,950,000
UBS(*6)	0.00	Mar. 28, 2025		—	617 (CHF 500)
FAE(*6)	0.00	May 7, 2025		—	617 (CHF 500)
Mizuho bank, Ltd.	1.35	May 20, 2024		100,000	—
DBS bank Ltd.	1.32	May 28, 2024		200,000	—

				394,246	2,044,710
Less present value discount				(59)	(15,786)

				394,187	2,028,924
Less current installments				(41,065)	(49,663)

			~~W~~	353,122	1,979,261

(*1)	3M CD rate are 1.29% and 0.66% as of December 31, 2021 and 2020, respectively.
(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*4)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.
(*5)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.
(*6)	Transferred to the spin-off company for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021		December 31, 2020
Unsecured corporate bonds	Operating fund	2021	4.22	~~W~~	—	190,000
Unsecured corporate bonds	Operating and	2022	3.30		140,000	140,000
Unsecured corporate bonds	refinancing fund	2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66		—	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and	2022	2.40		100,000	100,000
Unsecured corporate bonds	refinancing fund	2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and	2025	2.55		100,000	100,000
Unsecured corporate bonds	refinancing fund	2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80		—	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2021	1.71		—	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		—	110,000
Unsecured corporate bonds		2023	2.81		100,000	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and	2021	2.10		—	100,000
Unsecured corporate bonds	refinancing fund	2023	2.33		150,000	150,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03		180,000	180,000
Unsecured corporate bonds		2024	2.09		120,000	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and	2022	1.40		120,000	120,000
Unsecured corporate bonds	refinancing fund	2024	1.49		60,000	60,000
Unsecured corporate bonds		2029	1.50		120,000	120,000
Unsecured corporate bonds		2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021	December 31, 2020
Unsecured corporate bonds	Operating fund	2022	1.69	230,000	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	170,000
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds	Refinancing fund	2024	1.17	80,000	—
Unsecured corporate bonds		2026	1.39	80,000	—
Unsecured corporate bonds		2031	1.80	50,000	—
Unsecured corporate bonds		2041	1.89	100,000	—
Unsecured corporate bonds	Refinancing fund	2024	2.47	90,000	—
Unsecured corporate bonds		2026	2.69	70,000	—
Unsecured corporate bonds		2041	2.68	40,000	—
Unsecured corporate bonds(*1)	Operating and refinancing fund	2021	1.77	—	120,000
Unsecured corporate bonds(*1)	Operating fund	2022	2.26	150,000	150,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	2.70	140,000	140,000
Unsecured corporate bonds(*1)		2021	2.59	—	70,000
Unsecured corporate bonds(*1)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2022	2.00	50,000	50,000
Unsecured corporate bonds(*1)		2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	1.71	80,000	80,000
Unsecured corporate bonds(*1)		2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	100,000	100,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	100,000
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	160,000
Unsecured corporate bonds(*1)	Refinancing fund	2024	1.69	100,000	—
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,292
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,222
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,168
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,100
Unsecured global bonds	Operating fund	2027	6.63	474,200 (USD 400,000)	435,200 (USD 400,000)
Unsecured global bonds		2023	3.75	592,750 (USD 500,000)	544,000 (USD 500,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021	December 31, 2020
Unsecured global bonds(*1)	Refinancing fund	2023	3.88	355,650 (USD 300,000)	326,400 (USD 300,000)
Floating rate notes(*3)	Operating fund	2025	3M LIBOR + 0.91	355,650 (USD 300,000)	326,400 (USD 300,000)

				8,448,250	8,606,782
Less discounts on bonds				(21,567)	(27,039)

				8,426,683	8,579,743
Less current installments of bonds				(1,389,259)	(889,574)

				7,037,424	7,690,169

(*1) Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*2) Transferred to the spin-off company for the year ended December 31, 2021.

(*3) 3M LIBOR rates are 0.21% and 0.24% as of December 31, 2021 and 2020, respectively.

19.	Long-term Payables – other

(1)	Long-term payables – other as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Payables related to acquisition of frequency usage rights	~~W~~	1,611,010	1,141,723
Other		—	631

	~~W~~	1,611,010	1,142,354

(2)	As of December 31, 2021 and 2020, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 17):

(In millions of won)
	December 31, 2021		December 31, 2020
Long-term payables – other	~~W~~	2,090,715	1,626,040
Present value discount on long-term payables – other		(80,882)	(59,717)
Current installments of long-term payables – other		(398,823)	(424,600)

Carrying amount at December 31	~~W~~	1,611,010	1,141,723

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

19.	Long-term Payables – other, Continued

(3)

The principal amounts of the long-term payables – other repaid for the year ended December 31, 2021 and 2020 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1~3 years		769,395
3~5 years		738,300
More than 5 years		182,775

	~~W~~2,090,715

20.	Provisions

Changes in provisions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021									As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Spin-off	Ending balance	Current	Non-current
Provision for restoration	~~W~~	113,653	12,648	(6,283)	(440)	172	—	(5,019)	114,731	59,204	55,527
Emission allowance		7,424	1,368	(1,091)	(5,816)	—	—	—	1,885	1,885	—
Other provisions		29,800	1,655	(18,909)	(1,820)	—	385	(732)	10,379	567	9,812

	~~W~~	150,877	15,671	(26,283)	(8,076)	172	385	(5,751)	126,995	61,656	65,339

(In millions of won)
	2020								As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	102,519	15,616	(3,610)	(1,492)	(6)	626	113,653	42,348	71,305
Emission allowance		5,257	7,400	—	(5,233)	—	—	7,424	7,424	—
Other provisions(*)		57,385	3,250	(30,861)	(1,904)	(199)	2,129	29,800	19,591	10,209

	~~W~~	165,161	26,266	(34,471)	(8,629)	(205)	2,755	150,877	69,363	81,514

(*)	~~W~~18,717 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	1,035,016	1,278,550
Fair value of plan assets		(1,040,286)	(1,127,163)

Defined benefit assets(*)		(18,427)	(3,557)

Defined benefit liabilities		13,157	154,944

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Discount rate for defined benefit obligations	2.35 ~ 3.29%	1.83 ~ 3.14%
Expected rate of salary increase	2.00 ~ 5.29%	2.04 ~ 6.00%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Beginning balance	~~W~~	1,278,550	1,136,787
Current service cost(*1)		186,395	193,078
Past service cost		—	815
Interest cost(*1)		28,617	25,958
Remeasurement
- Demographic assumption		(794)	2,071
- Financial assumption		(29,399)	(18,266)
- Adjustment based on experience		5,773	17,364
Business combinations		—	1,742
Benefit paid		(114,897)	(76,987)
Spin-off		(318,476)	—
Others(*2)		(753)	(4,012)

Ending balance	~~W~~	1,035,016	1,278,550

(*1)	Includes amounts related to discontinued operations.
(*2)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2021 and 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Beginning balance	~~W~~	1,127,163	965,654
Interest income(*)		24,550	21,057
Remeasurement		(3,798)	(1,385)
Contributions		152,208	213,298
Benefit paid		(100,511)	(68,084)
Business combinations		—	485
Spin-off		(157,522)	—
Others		(1,804)	(3,862)

Ending balance	~~W~~	1,040,286	1,127,163

(*)	Includes amounts related to discontinued operations.

The Group expects to contribute ~~W~~187,598 million to the defined benefit plans in 2022.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Current service cost(*)	~~W~~	186,395	193,078
Past service cost		—	815
Net interest cost(*)		4,067	4,901

	~~W~~	190,462	198,794

(*)	Includes amounts related to discontinued operations.

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Equity instruments	~~W~~	25,083	15,770
Debt instruments		228,534	228,839
Short-term financial instruments, etc.		786,669	882,554

	~~W~~	1,040,286	1,127,163

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

21.	Defined Benefit Liabilities (Assets), Continued

(7)	As of December 31, 2021, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(43,702)	47,870
Expected salary increase rate		47,552	(43,940)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2021 and 2020 are 9.19 years and 9.43 years, respectively.

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2021 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)	Interest rate risk	Korea Development Bank	Dec. 21, 2017 ~ Dec. 21, 2022
Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	Interest rate risk	Credit Agricole CIB	Mar.19, 2019 ~ Dec.14, 2023

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

22.	Derivative Instruments, Continued

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ~~W~~270,000 million and ~~W~~64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contracts consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. Each contract expires in November 2022 and September 2024, respectively. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized derivative financial assets of ~~W~~4,682 million and long-term derivative financial assets of ~~W~~2,306 million, respectively, for each TRS. Derivative financial assets and long-term derivative financial assets were measured using the discounted present value methods for estimated future cash flows.

(3)

In relation to the business acquisition by SK Broadband Co., Ltd. for the year ended December 31, 2020 the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a derivative financial liability of ~~W~~321,025 million (~~W~~320,984 million as of December 31, 2020) for the rights prescribed in the shareholders’ agreement as of December 31, 2021.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 7.1% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)
Volatility of stock price	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(4)

The Group has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Group recognized derivative financial assets of ~~W~~15,477 million and ~~W~~9,524 million, respectively, for subscription right and contingent subscription right.

The fair value of Newberry series-C redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its price fluctuations. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increases (decreases). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative asset would increases (decreases).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

22.	Derivative Instruments, Continued

(5)

The fair value of derivative financial instruments to which the Group applies cash flow hedge is recorded in the financial statements as derivative financial assets, long-term derivative financial assets, derivative financial liabilities and long-term derivative financial liabilities. As of December 31, 2021, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	~~W~~	427	427
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	74,555	74,555
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		75,069	75,069
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 300,000)		30,150	30,150
Floating-to-fixed cross currency interest rate swap (U.S dollar denominated bonds face value of USD 300,000)		2,460	2,460

	~~W~~	182,661	182,661

Current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	~~W~~	(52)	(52)
Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)	~~W~~	(59)	(59)

	~~W~~	(111)	(111)

(6)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2021, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	9,524	9,524
Subscription right		15,477	15,477
Total return swap		4,682	4,682
Non-current assets:
Total return swap	~~W~~	5,250	5,250

	~~W~~	34,933	34,933

Non-current liabilities:
Share option	~~W~~	(321,025)	(321,025)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of authorized shares(*1)		670,000,000	220,000,000
Par value (in won)(*1)		100	500
Number of issued shares		218,833,144	80,745,711
Share capital:
Common share(*2)	~~W~~	30,493	44,639

(*1)

As a result of stock split and spin-off, the number of shares that the Parent Company is allowed to be issue under article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Parent Company’s share capital decreased by ~~W~~14,146 million as a result of spin-off for the year ended December 31, 2021. In addition, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021	2020
Issued shares at January 1	80,745,711	80,745,711
Retirement of treasury shares(*1)	(8,685,568)	—
Stock split(*2)	288,240,572	—
Spin-off(*3)	(141,467,571)	—

Issued shares at December 31	218,833,144	80,745,711

(*1)	The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation.
(*2)

The stock split of the Parent Company’s common share was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The par value of issued shares has changed from ~~W~~500 to ~~W~~100.

(*3)

The allocation of new shares to shareholders of the spin-off company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Parent Company after the stock split and is allocated at the rate of the table below per common share of the Parent Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in shares)	0.6073625	0.3926375

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

23.	Share Capital and Capital Surplus and Others, Continued

(3)	Details of shares outstanding as of December 31, 2021 and 2020 are as follows:

(In shares)	2021			2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	1,250,992	217,582,152	80,745,711	9,418,558	71,327,153

(4)	Details of capital surplus and others as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Paid-in surplus	~~W~~	1,771,000	2,915,887
Treasury shares(Note 24)		(57,314)	(2,123,661)
Hybrid bonds(Note 25)		398,759	398,759
Share option(Note 26)		47,166	1,481
Others(*)		(13,783,337)	(515,263)

	~~W~~	(11,623,726)	677,203

(*)	The amount for 2021 primarily consists of a change in equity amounting to ~~W~~13,340,037 million due to the spin-off that was accounted for as a transaction under common control (see note 42).

24.	Treasury Shares

(1)	Treasury shares as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of shares		1,250,992	9,418,558
Acquisition cost	~~W~~	57,314	2,123,661

(2)	Changes in treasury shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021	2020
Treasury shares at January 1	9,418,558	7,609,263
Acquisition(*1)	288,000	1,809,295
Disposal(*2)	(626,740)	—
Retirement of treasury shares(*3)	(8,685,568)	—
Stock split(*4)	1,577,000	—
Spin-off(*5)	(719,955)	—
Disposal(*6)	(303)	—

Treasury shares at December 31	1,250,992	9,418,558

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

24.	Treasury Shares, Continued

(2)	Changes in treasury shares for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)

The Parent Company acquired 288,000 of its treasury shares for ~~W~~72,982 million and 1,809,295 of its treasury shares for ~~W~~426,664 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021 and 2020, respectively.

(*2)

The Parent Company distributed 626,240 treasury shares (acquisition cost: ~~W~~141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off, resulting in gain on disposal of treasury shares of ~~W~~2,659 million and loss on disposal of treasury shares of ~~W~~114,359 million, respectively. In addition, the Parent Company distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as compensation to the non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the year ended December 31, 2021.

(*3)

The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021.

(*4)

The stock split of the Parent Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021.

(*5)

773,987 treasury shares, some of treasury shares held by the Parent Company, have been replaced common shares of SK Square Co., Ltd., spin-off company, due to spin-off. Meanwhile. the Parent Company acquired 54,032 of its treasury shares (acquisition cost: ~~W~~3,129 million) for the purpose of handling single shares after stock split and spin-off.

(*6)

The Parent Company distributed 303 treasury shares (acquisition cost: ~~W~~14 million) as congratulatory bonus payment of spin-off to the employee, resulting in loss on disposal of treasury shares of ~~W~~14 million for the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Type	Issuance date	Maturity (*1)	Annual interest rate(%)(*2)	December 31, 2021		December 31, 2020
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

	Parent Company
	1-1	1-2	1-3	2	3	4	5(*2)	6(*2)

Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	67,320	67,320	67,320	4,124	12,685	5,266	381,937	94,657
Exercise price (in won)(*1)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

2)	Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)
Grant date	January 1, 2021
Grant method	Cash settlement
Number of shares (in shares)(*1)	224,692	145,247
Exercise price (in won)(*1)	50,276
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date

(*1)	Number of shares granted and exercise price are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.
(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2021.
(*3)

The Parent Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the year, and granted cash settled share appreciation rights to executives.

As a result of spin-off during the year ended December 31, 2021, there are no share options granted by subsidiaries of the Parent Company as of December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Share based payment arrangement, Continued

(2)	Share compensation expense recognized for the year ended December 31, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2020	~~W~~	7,589
For the year ended December 31, 2021(*)		87,622
In subsequent periods		75,318

	~~W~~170,529

As of December 31, 2021, the carrying amount of debt recognized by the Group in relation to the cash-settled share-based payment arrangement is ~~W~~1,774 million.

(*)	Includes amounts related to discontinued operations.

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Parent Company
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	5,403	4,048	3,096	4,798	1,720	1,622	192	8,142

2)	Cash-settled share-based payment arrangement

(In won)	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.
Risk-free interest rate	1.71%	1.71%
Estimated option’s life	3.25 years	3.25 years
Share price on the remeasurement date	57,900	66,400
Expected volatility	26.00%	26.00%
Expected dividends	3.40%	0.00%
Exercise price(*)	50,276	50,276
Per-share fair value of the option	10,646	20,321

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off during the year ended December 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

26.	Share based payment arrangement, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

Meanwhile, the Board of Directors of the Parent Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with K-IFRS No. 1102 and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to spin-off company.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		6,418,583	6,963,155

	~~W~~	22,437,341	22,981,913

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Valuation gain on FVOCI	~~W~~	633,240	438,979
Other comprehensive gain (loss) of investments in associates and joint ventures		53,770	(392,333)
Valuation gain on derivatives		33,918	17,615
Foreign currency translation differences for foreign operations		14,310	(24,122)

	~~W~~	735,238	40,139

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

28.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2020	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		486,065	(114,191)	18,535	(20,694)	369,715
Balance at December 31, 2020	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		194,261	446,103	16,303	38,432	695,099

Balance at December 31, 2021	~~W~~	633,240	53,770	33,918	14,310	735,238

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	438,979	(47,086)
Amount recognized as other comprehensive income for the year, net of taxes		627,833	486,440
Amount reclassified to retained earnings, net of taxes		(12,429)	(375)
Changes from spin-off, net of taxes		(421,143)	—

Balance at December 31	~~W~~	633,240	438,979

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	~~W~~	17,615	(920)
Amount recognized as other comprehensive income for the year, net of taxes		9,731	15,414
Amount reclassified to profit, net of taxes		6,572	3,121

Balance at December 31	~~W~~	33,918	17,615

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

29.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Communication	~~W~~	32,462	34,462
Utilities		350,678	336,187
Taxes and dues		33,935	34,577
Repair		425,606	399,376
Research and development		347,711	353,198
Training		31,761	33,384
Bad debt for accounts receivable – trade		29,402	45,002
Travel		7,813	7,534
Supplies and other		101,656	105,333

	~~W~~	1,361,024	1,349,053

30.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	39,136	34,625
Gain on business transfer		—	12,455
Others		75,417	48,074

	~~W~~	114,553	95,154

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	3,135	200,705
Loss on disposal of property and equipment and intangible assets		28,158	25,633
Donations		12,800	16,051
Bad debt for accounts receivable – other		3,995	6,640
Others		21,265	59,683

	~~W~~	69,353	308,712

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

31.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Finance Income:
Interest income	~~W~~	36,708	37,030
Gain on sale of accounts receivable – other		27,725	22,605
Dividends		12,039	1,170
Gain on foreign currency transactions		10,987	9,029
Gain on foreign currency translations		7,505	7,888
Gain relating to financial instruments at FVTPL		60,169	62,963

	~~W~~	155,133	140,685

(In millions of won)
	2021		2020
Finance Costs:
Interest expense	~~W~~	279,737	288,972
Loss on foreign currency transactions		12,270	11,053
Loss on foreign currency translations		6,764	8,973
Loss on disposal of long-term investment securities		—	98
Loss relating to financial instruments at FVTPL		16,833	13,847

	~~W~~	315,604	322,943

(2)	Details of interest income included in finance income for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest income on cash equivalents and financial instruments(*)	~~W~~	16,141	24,378
Interest income on loans and others(*)		27,709	25,979

	~~W~~	43,850	50,357

(*)	Includes amounts related to discontinued operations.

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest expense on borrowings(*)	~~W~~	66,188	116,397
Interest expense on debentures(*)		224,144	225,309
Others(*)		52,010	57,470

	~~W~~	342,342	399,176

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 36.

1)	Finance income and costs

(In millions of won)
	2021
	Finance income(*)		Finance costs(*)
Financial Assets:
Financial assets at FVTPL	~~W~~	149,590	67,503
Financial assets at FVOCI		3,413	142,015
Financial assets at amortized cost		48,940	12,262
Derivatives designated as hedging instrument		—	600

		201,943	222,380

Financial Liabilities:
Financial liabilities at FVTPL		—	8,036
Financial liabilities at amortized cost		607	355,011

		607	363,047

	~~W~~	202,550	585,427

(*)	Includes amounts related to discontinued operations.

(In millions of won)
	2020
	Finance income(*1)		Finance costs(*1)
Financial Assets:
Financial assets at FVTPL(*2)	~~W~~	180,254	10,894
Financial assets at FVOCI		993	44,832
Financial assets at amortized cost(*2)		46,135	24,601
Derivatives designated as hedging instrument		—	1,867

		227,382	82,194

Financial Liabilities:
Financial liabilities at FVTPL		—	12,115
Financial liabilities at amortized cost		6,434	400,678
Derivatives designated as hedging instrument		7,380	2,206

		13,814	414,999

	~~W~~	241,196	497,193

(*1)	Includes amounts related to discontinued operations.
(*2)	The Group reclassified the category of financial assets measured at amortized cost. Accordingly, the category of financial income arising on reclassification of a financial asset is reclassified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 36, Continued.

2)	Other comprehensive income (loss)

(In millions of won)
	2021		2020
Financial Assets:
Financial assets at FVOCI	~~W~~	920,871	579,678
Derivatives designated as hedging instrument		15,427	24,320

		936,298	603,998

Financial Liabilities:
Derivatives designated as hedging instrument		706	(5,182)

	~~W~~	937,004	598,816

(5)	Details of impairment losses for financial assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Accounts receivable – trade(*)	~~W~~	31,546	48,625
Other receivables(*)		6,001	10,559

	~~W~~	37,547	59,184

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

32.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2021 and 2020 consist of the following:

(In millions of won)
	2021		2020
Current tax expense:
Current year	~~W~~	319,539	286,717
Current tax of prior years		705	14,536

		320,244	301,253

Deferred tax expense:
Changes in net deferred tax assets		331,704	75,249

Income tax expense:
Tax expense of continuing operation		446,796	221,262
Tax expense of discontinued operation		205,152	155,240

	~~W~~	651,948	376,502

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2021 and 2020 is attributable to the following:

(In millions of won)
	2021		2020
Income taxes at statutory income tax rate	~~W~~	834,146	505,824
Non-taxable income		(13,924)	(41,084)
Non-deductible expenses		15,329	31,882
Tax credit and tax reduction		(62,075)	(48,774)
Changes in unrecognized deferred taxes		(68,589)	(69,776)
Changes in tax rate		(36,193)	24,537
Income tax refund and others		(16,746)	(26,107)

Income tax expense	~~W~~	651,948	376,502

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

32.	Income Tax Expense, Continued

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Valuation loss on financial assets measured at fair value	~~W~~	(208,490)	(166,612)
Share of other comprehensive loss of associates and joint ventures		(34)	(14)
Valuation loss on derivatives		(5,709)	(6,886)
Remeasurement of defined benefit liabilities		(3,780)	(164)
Gain on disposal of treasury shares and others		26,970	—

	~~W~~	(191,043)	(173,676)

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	91,285	(8,397)	—	—	(5,531)	77,357
Accrued interest income		(1,631)	(2,022)	—	—	3,487	(166)
Financial assets measured at fair value		(81,055)	(6,765)	(208,490)	—	138,482	(157,828)
Investments in subsidiaries, associates and joint ventures		(1,673,906)	(281,035)	(34)	—	1,923,158	(31,817)
Property and equipment and intangible assets		(511,862)	(42,456)	—	(1,023)	249,374	(305,967)
Provisions		6,294	(1,436)	—	—	(660)	4,198
Retirement benefit obligation		102,285	(3,563)	(3,780)	—	(42,610)	52,332
Valuation gain on derivatives		14,767	210	(5,709)	—	(2,932)	6,336
Gain or loss on foreign currency translation		21,774	(396)	—	—	—	21,378
Incremental costs to acquire a contract		(807,831)	53,492	—	—	4,468	(749,871)
Contract assets and liabilities		(2,606)	405	—	—	—	(2,201)
Right-of-use assets		(372,297)	(35,851)	—	—	18,646	(389,502)
Lease liabilities		362,476	38,600	—	—	(19,539)	381,537
Others		120,514	(95,537)	26,970	(135)	16,669	68,481

		(2,731,793)	(384,751)	(191,043)	(1,158)	2,283,012	(1,025,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		88,223	7,915	—	—	(96,138)	—
Tax credit		39,583	45,132	—	—	(155)	84,560

		127,806	53,047	—	—	(96,293)	84,560

	~~W~~	(2,603,987)	(331,704)	(191,043)	(1,158)	2,186,719	(941,173)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

32.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	2020
	Beginning	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~88,913	1,326	—	1,046	91,285
Accrued interest income	(2,039)	435	—	(27)	(1,631)
Financial assets measured at fair value	98,101	(17,586)	(166,612)	5,042	(81,055)
Investments in subsidiaries, associates and joint ventures	(1,613,048)	(60,844)	(14)	—	(1,673,906)
Property and equipment and intangible assets	(371,489)	(47,468)	—	(92,905)	(511,862)
Provisions	2,543	3,751	—	—	6,294
Retirement benefit obligation	100,194	1,873	(164)	382	102,285
Valuation gain on derivatives	17,507	4,146	(6,886)	—	14,767
Gain or loss on foreign currency translation	22,005	(231)	—	—	21,774
Incremental costs to acquire a contract	(829,055)	21,224	—	—	(807,831)
Contract assets and liabilities	(28,030)	25,424	—	—	(2,606)
Right-of-use assets	(390,936)	18,639	—	—	(372,297)
Lease liabilities	385,394	(22,918)	—	—	362,476
Others	64,620	(30,310)	—	86,204	120,514

	(2,455,320)	(102,539)	(173,676)	(258)	(2,731,793)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards	91,136	(2,913)	—	—	88,223
Tax credit	9,380	30,203	—	—	39,583

	100,516	27,290	—	—	127,806

	~~W~~(2,354,804)	(75,249)	(173,676)	(258)	(2,603,987)

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021	December 31, 2020
Loss allowance	~~W~~85,998	102,085
Investments in subsidiaries, associates and joint ventures	(176,520)	8,365
Other temporary differences	61,368	68,415
Unused tax loss carryforwards	347,889	1,042,063
Unused tax credit carryforwards	34	1,037

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

32.	Income Tax Expense, Continued

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2021 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	57,346	—
1 ~ 2 years		39,974	—
2 ~ 3 years		19,087	—
More than 3 years		231,482	34

	~~W~~	347,889	34

33.	Earnings per Share

(1)	Basic earnings per share

1) Basic earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2021		2020
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,217,520	648,579
Interest on hybrid bonds		(14,766)	(14,766)

Profit from continuing operation attributable to owners of the Parent Company on common shares		1,202,754	633,813
Profit from discontinued operation attributable to owners of the Parent Company on common shares		1,190,003	855,773
Weighted average number of common shares outstanding		332,761,592	363,977,155

Basic earnings per share (in won)
Continuing operation	~~W~~	3,614	1,741
Discontinued operation		3,576	2,351

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

33.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)	2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

(In shares)	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	403,728,555	403,728,555
Treasury shares at January 1, 2020	(38,046,315)	(38,046,315)
Acquisition of treasury shares	(9,046,475)	(1,705,085)

	356,635,765	363,977,155

Weighted average number of common shares for comparative period has been retroactively adjusted to reflect the effect of the stock split (see note 23 (2)).

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)	2021		2020
Profit from continuing operation attributable to owners of the Parent Company on common shares	~~W~~	1,202,754	633,813
Profit from discontinued operation attributable to owners of the Parent Company on common shares		1,190,003	855,773

Adjusted weighted average number of common shares outstanding		332,917,848	364,041,895

Diluted earnings per share (in won)
Continuing operation	~~W~~	3,613	1,741
Discontinued operation		3,574	2,351

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)	2021	2020
Outstanding shares at January 1	356,635,765	365,682,240
Effect of treasury shares	(360,999)	(1,705,085)
Effect of Spin-off	(23,513,174)	—
Effect of share option	156,256	64,740

Adjusted weighted average number of common shares outstanding	332,917,848	364,041,895

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

34.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2021	Cash dividends (Interim)	217,616,645	100	1,635%	~~W~~	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					~~W~~	716,990

2020	Cash dividends (Interim)	73,136,448	500	200%	~~W~~	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					~~W~~	715,080

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2021 and 2020 are as follows:

(In won)

Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2021	Cash dividends	3,295	57,900	5.69%
2020	Cash dividends	10,000	238,000	4.20%

35.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	505,578	—	—	367,153	—	872,731
Financial instruments		389,368	—	—	119,684	—	509,052
Short-term investment securities		5,010	—	—	—	—	5,010
Long-term investment securities(*)		203,473	1,510,428	1,177	—	—	1,715,078
Accounts receivable – trade		—	—	—	1,921,617	—	1,921,617
Loans and other receivables		459,959	—	—	735,958	—	1,195,917
Derivative financial assets		34,933	—	—	—	182,661	217,594

	~~W~~	1,598,321	1,510,428	1,177	3,144,412	182,661	6,436,999

(*)	The Group designated ~~W~~1,510,428 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

35.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	539,372	—	—	830,281	—	1,369,653
Financial instruments(*1)		1,122,251	—	—	305,594	—	1,427,845
Short-term investment securities		150,392	—	—	—	—	150,392
Long-term investment securities(*2)		193,396	1,454,361	1,080	—	—	1,648,837
Accounts receivable – trade		—	—	—	2,214,353	—	2,214,353
Loans and other receivables		517,175	—	—	1,220,828	—	1,738,003
Derivative financial assets		99,559	—	—	—	65,136	164,695

	~~W~~	2,622,145	1,454,361	1,080	4,571,056	65,136	8,713,778

(*1)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.
(*2)	The Group designated ~~W~~1,454,361 million of equity instruments that are not held for trading as financial assets at FVOCI.

(2)	Financial liabilities by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	190,559	—	190,559
Derivative financial liabilities		321,025	—	111	321,136
Borrowings		—	407,185	—	407,185
Debentures		—	8,426,683	—	8,426,683
Lease liabilities(*)		—	1,534,282	—	1,534,282
Accounts payable – other and others		—	5,524,692	—	5,524,692

	~~W~~	321,025	16,083,401	111	16,404,537

(In millions of won)	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	372,909	—	372,909
Derivative financial liabilities		333,099	—	42,061	375,160
Borrowings		—	2,138,922	—	2,138,922
Debentures		—	8,579,743	—	8,579,743
Lease liabilities(*)		—	1,436,777	—	1,436,777
Accounts payable – other and others		—	6,051,550	—	6,051,550

	~~W~~	333,099	18,579,901	42,061	18,955,061

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	52,331	~~W~~	62,038	1,527,169	~~W~~	1,810,459
EUR	59		80	—		—
JPY	—		—	87,837		905
Others	—		172	—		145

		~~W~~	62,290		~~W~~	1,811,509

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)

As of December 31, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,830	(2,830)
EUR		8	(8)
JPY		(90)	90
Others		2	(2)

	~~W~~	2,750	(2,750)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2021, floating-rate borrowings and debentures amount to ~~W~~37,500 million and ~~W~~355,650 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures as described in note 22. Therefore, income before income taxes for the year ended December 31, 2021 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of December 31, 2021, the floating-rate long-term payables – other are ~~W~~2,090,715 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the year ended December 31, 2021, would change by ~~W~~20,907 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”) and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, it is unclear when and how the transition to KOFR will take place.

The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended. Meanwhile, The Group is closely monitoring market trends for CD rate-related financial instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2021 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Group evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to Interest rate benchmark reform as of December 31, 2020 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of December 31, 2021.

Derivatives

The Group’s most derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Group’s hedged items and hedging instruments as of December 31, 2021 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	872,550	1,369,423
Financial instruments		509,052	1,427,845
Investment securities		2,077	4,154
Accounts receivable – trade		1,921,617	2,214,353
Contract assets		118,278	148,281
Loans and other receivables		1,195,917	1,738,003
Derivative financial assets		217,594	164,695

	~~W~~	4,837,085	7,066,754

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

(i)	Accounts receivable – trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2021 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~509,052 million of financial instruments, ~~W~~2,077 million of investment securities and ~~W~~1,195,917 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

(ii) Debt investments, Continued

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2021 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	850,227	1,177	754,918	43,643	149,091
Loss allowance		—	—	(2,787)	(6,190)	(83,033)

Carrying amount	~~W~~	850,227	1,177	752,131	37,453	66,058

Changes in the loss allowance for the debt investments for the year ended December 31, 2021 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2020	~~W~~	3,751	7,995	88,819	100,565
Remeasurement of loss allowance, net(*)		316	2,885	2,800	6,001
Transfer to lifetime ECL – not credit impaired		(306)	306	—	—
Transfer to lifetime ECL – credit impaired		(980)	(2,555)	3,535	—
Amounts written off		—	—	(16,429)	(16,429)
Recovery of amounts written off		6	—	10,495	10,501
Business combination		—	—	358	358
Spin-off		—	(2,441)	(6,545)	(8,986)

December 31, 2021	~~W~~	2,787	6,190	83,033	92,010

(*)	Includes amounts related to discontinued operations.

(iii) Cash and cash equivalents

The Group has ~~W~~872,550 million as of December 31, 2021 (~~W~~1,369,423 million as of December 31, 2020) cash and cash equivalents with banks and financial institutions above specific credit ratings. Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	190,559	190,559	190,559	—	—
Borrowings(*)		407,185	420,503	59,864	360,639	—
Debentures (*)		8,426,683	9,479,976	1,603,760	4,987,959	2,888,257
Lease liabilities		1,534,282	1,653,416	359,356	989,603	304,457
Accounts payable – other and others (*)		5,524,692	5,636,104	3,917,356	1,534,636	184,112

	~~W~~	16,083,401	17,380,558	6,130,895	7,872,837	3,376,826

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	182,661	188,759	27,248	135,409	26,102
Liabilities		(111)	(111)	(52)	(59)	—

	~~W~~	182,550	188,648	27,196	135,350	26,102

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2020.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of December 31, 2021, 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Total liabilities	~~W~~	18,576,139	23,510,714
Total equity		12,335,138	24,396,243

Debt-equity ratios		150.60%	96.37%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,598,321	55,455	1,359,915	182,951	1,598,321
Derivative hedging instruments		182,661	—	182,661	—	182,661
FVOCI		1,511,605	1,344,434	—	167,171	1,511,605

	~~W~~	3,292,587	1,399,889	1,542,576	350,122	3,292,587

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025
Derivative hedging instruments		111	—	111	—	111

	~~W~~	321,136	—	111	321,025	321,136

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	407,185	—	392,237	—	392,237
Debentures		8,426,683	—	8,679,472	—	8,679,472
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	10,843,701	—	11,082,561	—	11,082,561

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 are as follows:

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL(*)	~~W~~	2,622,145	60,473	2,291,355	270,317	2,622,145
Derivative hedging instruments		65,136	—	65,136	—	65,136
FVOCI		1,455,441	885,452	—	569,989	1,455,441

	~~W~~	4,142,722	945,925	2,356,491	840,306	4,142,722

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	333,099	—	—	333,099	333,099
Derivative hedging instruments		42,061	—	42,061	—	42,061
	~~W~~	375,160	—	42,061	333,099	375,160

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,138,923	—	2,282,316	—	2,282,316
Debentures		8,579,743	—	9,085,324	—	9,085,324
Long-term payables – other		1,566,954	—	1,582,805	—	1,582,805

	~~W~~	12,285,620	—	12,950,445	—	12,950,445

(*)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2021 are as follows:

Interest rate
Derivative instruments	0.32% ~ 3.90%
Borrowings and debentures	1.64% ~ 2.33%
Long-term payables – other	1.62% ~ 2.39%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2021. The changes of financial assets classified as Level 3 for the year ended December 31, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2021		Gain (loss) for the year(*1)	OCI	Acquisition	Disposal	Transfer	Spin-off	Balance at December 31, 2021
Financial assets
FVTPL	~~W~~	270,317	21,973	7,318	128,517	(75,238)	(37,564)	(132,372)	182,951
FVOCI(*2)		569,989	—	38,520	11,019	(24,921)	(369,185)	(58,251)	167,171

	~~W~~	840,306	21,973	45,838	139,536	(100,159)	(406,749)	(190,623)	350,122

Financial liabilities
FVTPL	~~W~~	(333,099)	(8,036)	—	(217,736)	—	—	237,846	(321,025)

(*1)	Includes amounts related to discontinued operations.
(*2)

The transfer for the year ended December 31, 2021 includes ~~W~~368,000 million transferred to FVOCI classified by Level 1 as part of the equity instruments held by K-net Culture and Contents Venture Fund were listed on Korea Exchange.

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	197,828	(189,424)	8,404

Financial liabilities:
Accounts payable – other and others	~~W~~	200,849	(189,424)	11,425

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

36.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		317,332	(203,403)	113,929	—	113,929

	~~W~~	325,347	(203,403)	121,944	(453)	121,491

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		301,996	(203,403)	98,593	—	98,593

	~~W~~	302,449	(203,403)	99,046	(453)	98,593

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

37.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Finnq Co., Ltd. and another
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Parent Company considers registered directors (2 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Salaries	~~W~~	5,956	10,029
Defined benefits plan expenses		2,845	3,459
Share option		146	158

	~~W~~	8,947	13,646

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)		2021
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	33,253	633,868	82,191

Associates	F&U Credit information Co., Ltd.		3,828	50,029	—
	KEB HanaCard Co., Ltd.		17,962	4,374	—
	SK Wyverns Co., Ltd.(*3)		202	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*4)		131,141	—	—
	Others(*5)		11,778	8,356	—

			175,854	70,962	—

Others	SK Innovation Co., Ltd.		53,445	19,093	—
	SK Energy Co., Ltd.		18,970	1,250	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		33,435	9	—
	SK TNS Co., Ltd.(*3)		75	6,868	57,903
	SKC Infra Service Co., Ltd.(*3)		26	30,798	8,028
	SK Networks Co., Ltd.(*6)		14,439	1,055,512	24
	SK Networks Service Co., Ltd.		7,292	73,596	3,520
	SK hynix Inc.(*7)		285,104	199	—
	Happy Narae Co., Ltd.		6,899	20,229	133,625
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*8)		5,793	18,861	20,382
	Content Wavve Co., Ltd.		174	78,964	—
	Eleven Street Co., Ltd.		2,785	5,699	—
	SK Planet Co., Ltd.		2,048	16,747	6,081
	SK hynix Semiconductor (China) Ltd.		48,546	—	—
	SK hynix system ic (Wuxi) Co., Ltd.		20,807	—	—
	SK ON Hungary Kft. (Formerly, SK Battery Hungary Kft.)		38,413	—	—
	SK RENT A CAR Co., Ltd.		5,843	18,564	—
	DREAMUS COMPANY		795	20,074	396
	SK m&service Co., Ltd.		764	3,670	888
	UbiNS Co., Ltd.		415	42,335	50,847
	Others		156,055	30,762	23,428

			702,123	1,443,230	305,122

		~~W~~	911,230	2,148,060	387,313

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Parent Company.
(*3)	Transactions occurred before the related party relationship terminated.
(*4)	Operating revenue and others include ~~W~~131,141 million of dividends received from SK China Company Ltd. which was deducted from the investment in associates.
(*5)	Operating revenue and others include ~~W~~10,716 million of dividends received from Korea IT Fund which was deducted from the investment in associates.
(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~996,910 million.
(*7)	Operating revenue and others include ~~W~~170,937 million of dividend income received from SK hynix Inc.
(*8)	Operating revenue and others include ~~W~~9,637 million of dividend income received from SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	40,717	596,509	76,534

Associates	F&U Credit information Co., Ltd.		3,484	51,228	—
	SK hynix Inc(*3)		316,001	267	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,279	19,354	—
	Content Wavve Co., Ltd.		446	56,631	—
	Others(*4)		65,431	12,511	78

			387,324	143,056	78

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		12,349	238	—
	SK Innovation Co., Ltd.		38,999	18,464	—
	SK Networks Co., Ltd.(*5)		13,893	1,022,976	32
	SK Networks Services Co., Ltd.		6,936	76,653	2,023
	SK Telesys Co., Ltd.		388	10,751	30,453
	SK TNS Co., Ltd.		1,118	43,767	496,460
	SK Energy Co., Ltd.		16,009	296	—
	SK hynix Semiconductor (China) Ltd.		73,683	—	—
	SK ON Hungary Kft. (Formerly, SK Battery Hungary Kft.)		19,394	—	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		20,667	9	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		15,898	8	—
	HappyNarae Co., Ltd.		9,871	17,361	129,621
	Others		102,141	128,268	83,693

			331,346	1,318,791	742,282

		~~W~~	759,387	2,058,356	818,894

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.
(*3)

Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates and ~~W~~70,495 million of disposal amounts of Yongin SK Academy training facility.

(*4)	Operating revenue and others include ~~W~~18,749 million of dividends declared by Korea IT Fund and Pacific Telecom Inc. and UniSK which was deducted from the investments in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~961,167 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,092	69,652
Associates	F&U Credit information Co., Ltd.		—	4	5,265
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	KEB HanaCard Co., Ltd.		—	529	48,020
	Others		—	84	1,197

			22,147	7,097	54,482

Others	SK Innovation Co., Ltd.		—	3,022	38,022
	SK Networks Co., Ltd.		—	241	198,631
	Mintit Co., Ltd.		—	17,929	131
	SK hynix Inc.		—	11,526	166
	Happy Narae Co., Ltd.		—	6	49,349
	SK m&service Co., Ltd.		—	1,453	18,921
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	2,649	24,593
	Content Wavve Co., Ltd.		—	183	9,873
	Incross Co., Ltd.		—	3,610	11,829
	Eleven Street Co., Ltd.		—	2,851	7,782
	SK Planet Co., Ltd.		—	668	31,652
	SK RENT A CAR Co., Ltd.		—	116	16,715
	UbiNS Co., Ltd.		—	24	14,932
	Others		—	8,307	29,106

			—	52,585	451,702

		~~W~~	22,147	61,774	575,836

(*1)	As of December 31, 2021, the Parent Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of December 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc,	~~W~~	—	6,449	64,373
Associates	F&U Credit information Co., Ltd.		—	10	4,699
	SK hynix Inc.		—	33,773	128
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Content Wavve Co., Ltd.		—	283	2,491
	Others		—	9,098	1,686

			22,147	72,077	154,332

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		—	1,521	152
	SK Innovation Co., Ltd.		—	11,737	44,105
	SK Networks. Co., Ltd.		—	2,245	108,233
	SK Networks Services Co., Ltd.		—	579	7,103
	SK Telesys Co., Ltd.		—	37	9,253
	SK TNS Co., Ltd.		—	263	89,915
	SK Energy Co., Ltd.		—	3,502	1,837
	SK hystec Co., Ltd.		—	494	6,085
	SK hynix Semiconductor (China) Ltd.		—	5,896	—
	SK Battery Hungary Kft.		—	2,075	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		—	1,142	5
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	795	21
	HappyNarae Co., Ltd.		—	720	16,534
	Others		—	15,564	120,575

			—	46,570	403,818

		~~W~~	22,147	125,096	622,523

(*1)	As of December 31, 2020, the Parent Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2021 as presented in note 12.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

38.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,513 million as of December 31, 2021.

(2) Legal claims and litigations

As of December 31, 2021, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~493,277 million and ~~W~~571,004 million as of December 31, 2021 and 2020, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Interest income	~~W~~	(43,850)	(50,357)
Dividends		(14,132)	(1,170)
Gain on foreign currency translations		(10,753)	(8,928)
Gain on sale of accounts receivable – other		(27,725)	(22,605)
Gain relating to investments in associates and joint ventures, net		(1,948,447)	(1,028,403)
Gain on disposal of property and equipment and intangible assets		(40,109)	(35,644)
Gain on business transfer		(82,248)	(12,455)
Gain relating to financial instruments at FVTPL		(91,244)	(145,016)
Other income		(10,369)	(4,220)
Interest expense		342,342	399,176
Loss on foreign currency translations		8,005	12,730
Loss on disposal of long-term investment securities		—	98
Income tax expense		651,948	376,502
Expense related to defined benefit plan		190,462	198,794
Share option		91,646	4,313
Bonus paid by treasury shares		29,643	—
Depreciation and amortization		4,114,394	4,169,996
Bad debt for accounts receivables – trade		31,546	48,625
Loss on disposal of property and equipment and intangible assets		47,369	41,598
Impairment loss on property and equipment and intangible assets		3,135	208,833
Bad debt for accounts receivable – other		6,001	10,559
Loss relating to financial instruments at FVTPL		76,142	27,082
Other financial fees		142,015	44,734
Other expenses		8,008	22,412

	~~W~~	3,473,779	4,256,654

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

39.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Accounts receivable – trade	~~W~~	(95,374)	(33,410)
Accounts receivable – other		(152,038)	(50,003)
Advanced payments		(43,212)	(945)
Prepaid expenses		77,404	112,270
Inventories		(70,601)	(7,219)
Long-term accounts receivable – other		83,658	26,027
Contract assets		(11,582)	1,528
Guarantee deposits		8,125	26,122
Accounts payable – trade		12,312	3,023
Accounts payable – other		(109,476)	311,737
Withholdings		(55,925)	33,348
Contract liabilities		(2,158)	35,426
Deposits received		(3,737)	(1,028)
Accrued expenses		7,505	61,848
Provisions		(19,324)	(30,773)
Long-term provisions		(260)	(548)
Plan assets		(51,697)	(145,214)
Retirement benefit payment		(114,897)	(76,987)
Others		(27,418)	37,256

	~~W~~	(568,695)	302,458

(3)	Significant non-cash transactions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	1,063,800	(426,723)
Increase of right-of-use assets		672,723	736,157
Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.		—	1,072,487
Change in assets and liabilities by spin-off (notes 42)		14,379,397	—
Retirement of treasury shares		1,965,952	—
Disposal of treasury shares (Congratulatory bonus for spin-off)		114,373	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	January 1, 2021		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Spin-off	Other changes	December 31, 2021
Total liabilities from financing activities:
Short-term borrowings	~~W~~	109,998		(50,823)	—	—	1,825	(48,510)	508	12,998
Long-term borrowings		2,028,924		63,132	600	—	662	(1,703,300)	4,169	394,187
Debentures		8,579,743		(16,755)	145,584	—	—	(295,544)	13,655	8,426,683
Lease liabilities		1,436,777		(431,674)	—	—	497	(85,322)	614,003	1,534,281
Long-term payables – other		1,566,954		(426,267)	—	—	—	—	869,146	2,009,833
Derivative financial liabilities		54,176		332	—	(42,282)	—	(12,115)	—	111
Derivative financial assets		(65,136)		—	—	(117,525)	—	—	—	(182,661)
Financial liabilities at FVTPL		—		129,123	—	7,996	—	(137,119)	—	—

	~~W~~	13,711,436		(732,932)	146,184	(151,811)	2,984	(2,281,910)	1,501,481	12,195,432
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(1,028,520)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash inflow from transactions with the non-controlling shareholders				444,124
Cash outflow from transactions with the non-controlling shareholders				(19,406)
Cash outflow from spin-off				(626,000)

				(1,320,679)

			~~W~~	(2,053,611)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2020
	January 1, 2020		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2020
Total liabilities from financing activities:
Short-term borrowings	~~W~~	20,603		76,375	13,020	—	—	—	109,998
Long-term borrowings		2,022,537		(3,026)	(14,208)	—	—	23,621	2,028,924
Debentures		8,220,833		445,462	(94,391)	—	—	7,839	8,579,743
Lease liabilities		1,291,007		(412,666)	—	—	7,696	550,740	1,436,777
Long-term payables – other		1,971,609		(428,100)	—	—	—	23,445	1,566,954
Derivative financial liabilities		1,043		8,191	—	44,942	—	—	54,176
Derivative financial assets		(144,886)		28,500	—	51,250	—	—	(65,136)

	~~W~~	13,382,746		(285,264)	(95,579)	96,192	7,696	605,645	13,711,436
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(742,136)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)
Cash inflow from transactions with the non-controlling shareholders				17,766
Cash outflow from transactions with the non-controlling shareholders				(6,515)

				(1,172,315)

			~~W~~	(1,457,579)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

40.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2021 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
Emissions rights allocated free of charge	815,927	814,842	1,033,764	2,664,533

(2)	Changes in emissions rights quantities the Parent Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
January 1	(2,343)	(60,977)	—	(63,320)
Allocation at no cost	815,927	814,842	1,033,764	2,664,533
Additional allocation	131,015	217,643	—	348,658
Purchase	—	68,471	—	68,471
Surrender or shall be surrendered	(1,005,576)	(1,039,979)	(1,087,455)	(3,133,010)
Borrowing	60,977	—	—	60,977

December 31	—	—	(53,691)	(53,691)

(3)	As of December 31, 2021, the estimated annual greenhouse gas emissions quantities of the Parent Company are 1,087,455 tCO2-eQ.

41.	Non-current Assets Held for Sale

On February 25, 2021, the Parent Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal is expected to take place in 2022 after approval by the Financial Services Commission.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	8,734

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

42.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Income

The details of profit or loss from discontinued operations for the years ended 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Operating revenue	~~W~~	2,383,083	2,536,904
Operating expenses:		2,370,758	2,436,158
Labor		824,505	897,676
Commission		349,344	244,074
Depreciation and amortization		287,412	326,417
Network interconnection		863	762
Advertising		158,512	159,589
Rent		2,754	2,115
Cost of goods sold		426,161	502,469
Others		321,207	303,056

Operating profit		12,325	100,746

Finance income		47,417	100,511
Finance costs		269,823	174,250
Gain relating to investments in subsidiaries, associates and joint ventures,		1,502,147	975,947
Other non-operating income		86,246	4,229
Other non-operating expenses		25,566	35,361

Profit before income tax		1,352,746	971,822

Income tax expense		205,152	155,240

Profit for the year	~~W~~	1,147,594	816,582

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

42.	Spin-off, Continued

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows, Continued:

2)	Statements of Cash Flows

The details of cash flows from discontinued operations for the years ended 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Cash flows from operating activities	~~W~~	59,255	495,696
Cash flows from investing activities		(967,053)	(483,599)
Cash flows from investing activities		(88,872)	(22,902)

(3)

Subsequent to the spin-off, the Parent Company lost control over the related businesses. The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in Capital surplus and others. The details of assets and liabilities derecognized from the financial statements due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

(In millions of won)
	Amount
Current assets	~~W~~	2,608,601
Non-current assets		19,269,615

Total assets	~~W~~	21,878,216
Current liabilities	~~W~~	2,161,458
Non-current liabilities		4,676,324

Total liabilities	~~W~~	6,837,782

Net assets	~~W~~	15,040,434

(4)

The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

43.	Subsequent Events

On January 20, 2022, the Board of Directors of the Parent Company approved the disposal of treasury shares and the details are as follows:

Information of disposal
Number of treasury shares to be disposed	413,080 Common shares
Price of the treasury shares to be disposed per share (in won)(*)	~~W~~55,800
Estimated aggregate disposal value(*)	~~W~~23,050 million
Disposal period	January 24, 2022 ~ February 11, 2022
Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

(*)	The actual price to be disposed and disposal value of the treasury shares may change as of the disposal date.